11/30


03045680

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Steinhoff International Holdings Limited

*CURRENT ADDRESS 28 Sixth Street
Wynberg
Sandton 2090
P.O. Box 1955, Bramley 2018
(South Africa)

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

FILE NO. 82- 34772 FISCAL YEAR 6/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DATE: 2/12/04



Steinhoff
International Holdings Ltd





A diversified industrial company

Annual Report 2002

- Revenue up **42%**
- Headline earnings per share up **50%**
- Hard currency revenues reached **81%**
- Net asset value up **38%**
- Return on equity at **22%**



Consistent growth off an expanded geographical base



Steinhoff International Holdings Ltd

Financial highlights

for the year ended 30 June 2002



Steinhoff
International Holdings Ltd

	2002 R'000	2001 R'000	2000 R'000
REVENUE	**8 207 936**	5 773 532	4 594 086
Operating income before finance costs	**734 604**	641 864	456 631
Net finance costs	**81 175**	46 648	51 125
Income before taxation	**653 429**	595 216	405 506
Taxation	**52 609**	27 130	16 091
Net income after taxation	**600 820**	568 086	389 415
Share of associate companies' retained income	**55 964**	38 111	13 276
Loss/(income) attributable to outside shareholders	**1 809**	1 819	732
Earnings attributable to shareholders	**658 593**	608 016	403 423
Total assets	**8 634 024**	5 786 255	4 953 049
Shareholders' funds	**4 382 901**	2 895 806	2 122 218
Gearing ratio (net) (%)	**24**	9	30
Earnings per share (cents)	**76**	74	51
Headline earnings per share (cents)	**93**	62	48
Dividend per share (cents)	**15**	12	9
Net asset value per share (cents)	**483**	349	264

Note: The 2000 and 2001 figures have been restated to comply with Accounting Statements AC135 and AC116.



Headline earnings per share (cents)
34*
48
62
93
99
00
01
02
Dividends per share (cents)
6,2
9,0
12,0
15,0
99
00
01
02
Net asset value per share (cents)
216
264
349
483
99
00
01
02
Shareholders' funds (R'000)
1 670 140
2 122 218
2 895 806
4 382 901
99
00
01
02

* 1999 not restated but annualised

Focus on strong brands to increase margins.
Ego-form and Dieter Knoll offer additional brands with which to penetrate the German market through innovative designs.







Proximity of Polish factories to points of sale a big plus.
The majority of these factories are gathered along the German border, facilitating speedy and effective delivery of goods into the European market.

Joint venture with La-Z-Boy of America has exciting growth prospects in Europe.
The La-Z-Boy product range, manufactured at the plant in Erfurt, received rave reviews at the recent Cologne Fair with retail outlets already signing up as exclusive dealers.

Steinhoff manufactures in soft currency and sells in hard currency.
Manufacturing operations in southern Africa, central and eastern Europe are well positioned to supply hard currency markets in the European Union, the United Kingdom and the US.


The best of all worlds

Polish tax dispensation helps reduce costs.
The German factories have been substantially downsized into assembly facilities with manufacturing operations transferred to lower cost Poland. Skills efficiency was transferred to these plants.

Building strength

Strategic manufacturing alliance between Steinhoff and Freedom Group.
The combined manufacturing operation is expected to benefit substantially from synergies in the transfer of Steinhoff's manufacturing technologies and skills coupled with Freedom's experience in retail.











Partnership with La-Z-Boy a good fit.
Steinhoff has built its name on being a low-cost, mass market producer and it will benefit from greater exposure to upper-end branded products and La-Z-Boy's marketing know-how.

Habufa achieved increased penetration into France and Germany.
The major contributor to increased Wholesale & Distribution turnover arose from our Habufa joint venture based in The Netherlands, where turnover rose by 26% due to new product development and increased penetration into France and Germany.







through partnerships

Superior product design capabilities and brand positioning, coupled with Steinhoff's approach to preferred supplier agreements with its valued customers, is transforming the European furniture industry from one dominated by traditional family companies into an industry which will ultimately be driven by fewer participants with sustainable market penetration.

Foam production and conversion for the furniture, automotive and aerospace market . . .

foam products are converted and optimised for noise reduction, safety and other industrial applications.











The establishment of timber mills and downstream processing facilities

represents major expansions in southern Africa. The majority of the output after value adding is expected to be exported.

Steinhoff's diversification into adjacent businesses expected to result in growth.

Investments such as foam conversion and timber processing could result in significant cost savings by tying in with a distribution facility in the same area.

Development of the logistics strategy is now a key focus area.

The establishment of sophisticated logistics infrastructure will give the group a competitive edge in the fragmented European market.



Growing our value chain





Textiles are produced in southern Africa for the local and export markets.

Calcutta tannery provides leather to a variety of markets.

Cut and sewn covers are produced for the European and Pacific markets and upholstered furniture for the Indian market.

Our increased investment in Unitrans adds value.

Comprehensive logistics and warehousing centres with state-of-the-art information technology are being developed. These will add to cost savings, synergies and enhanced customer service.









Organic and

Relyon acquisition in the UK performing beyond expectations.

The group is delighted with progress at Relyon in the UK and this business is exceeding targets established at the time of purchase.



The Steincraft garden furniture plant came on stream

in KwaZulu-Natal and will contribute primarily with exports to Europe and Australia. This factory was created using specialised Italian equipment.

Investment in PG Bison group

Synergies and added value are expected from the investment in this group.



Moxwood grew significantly with export of doors to the UK and US markets.





acquisitive growth

The Polish operations performed well, increasing turnover

from the same manufacturing facilities as last year. This demonstrates the improved efficiencies and volumes being obtained from these facilities.

Group at a glance

Furniture interests

Steinhoff Europe

Country	Activities	Factories	Sourcing and distribution	Location
United Kingdom				
Relyon	Bedding	4		Southwest England
Steinhoff UK	Distribution		1	Tewkesbury, Northwest England
The Netherlands				
Norma	Bedding	1		Boxmeer
Habufa	Distribution		2	Hapert, Hachmer
Germany	Upholstery Case goods	4	2	East Germany, Northwest Germany
Poland	Upholstery Case goods	8 6		Lubuskie Dolnoslaskie Zachodnio-Pomorskie Kujawsko-Pomorskie Pomorskie Mazowieckie
Hungary/Ukraine	Upholstery	4	6	Southwest Hungary, Western Ukraine
France	Distribution		1	Central France
Total		27	12	

Steinhoff Pacific

Country	Activities	Factories	Sourcing and distribution	Location
Case goods				
Marshall Furniture	Solid, foil, metal	1		Adelaide
Nexus	Solid, foil	1		Victor Harbour
Upholstery				
FM Manufacturing	Fabric	2		Sydney, Auckland
Steinhoff Sofas	Fabric	1		Adelaide
Imports and wholesaling				
G&G	Distribution		2	Sydney, Perth
Total		5	2	

Steinhoff Africa

Operating division	Activities	Factories	Sourcing and distribution	Location
Bedding				
Afman	Bedding	1		Western Cape
Edblo	Bedding	3		Gauteng KwaZulu-Natal
Sealy	Bedding	1		Gauteng
Case goods foil				
@work	Commercial: office	1		Gauteng
Highpoint	Foil	1		Gauteng
Pat Cornick	Foil	1		North West
Victoria Lewis	Foil	1		Gauteng
Wonderwood	Foil	1		Gauteng
Case goods solid				
Bakker & Steyger	Solid	1		Western Cape
Unita	Solid	1		Western Cape
Prime Pine	Solid	1		Western Cape
Upholstery				
Alpine	Leather, fabric	1		Western Cape
Gommagomma	Fabric	1		North West
Grafton Everest	Leather, fabric	1	1	KwaZulu-Natal
Loungefurn	Fabric	1		KwaZulu-Natal
Milano Décor	Fabric	1		Gauteng
Total		18	1	

Diversified industrial interests

Operating division	Activities	Factories	Sourcing and distribution	Location
Exports				
House of York	Kitchenware	2		KwaZulu-Natal
Moxwood	Doors	4		KwaZulu-Natal
Rotique	Veneers	1		KwaZulu-Natal
Doorwise	Doors	1		Gauteng
Leather				
Alstein		1		Calcutta, India
Logistics				
Roadway/Unitrans	Diversified Transport		3	Gauteng, Western Cape, KwaZulu-Natal
Raw materials				
Foam				
Vitafoam		8	3	Eastern Cape, Gauteng, KwaZulu-Natal, Western Cape, Free State, Namibia, Botswana
Particle board				
Ultraboard		1	1	Mpumalanga
Textiles				
Jatex	Fabrics	1		Gauteng
Loungeweave	Ticking, fabrics	2		KwaZulu-Natal
Mattex	Ticking	1		Western Cape
Timber and sawmilling				
Braecroft	Sawmilling	4	1	KwaZulu-Natal, Mpumalanga
L&B Components	Components	1		KwaZulu-Natal
Malenge		1		KwaZulu-Natal
Wheatherboard		1		KwaZulu-Natal
Thesens	Cabledrums	1		Western Cape
Woodline	Poles, pallets	3		Western Cape
Woodstuff	Bedframes	1		Gauteng
Steincraft	Garden furniture	1		KwaZulu-Natal
UK (Foam)				
Pritex		1		Wellington, UK
Total		36	8	

Associates

The following associates are involved in the industries as indicated:

PG Bison Holdings	
Particle board and componentry	7 facilities
Hardware and timber outlets	62 outlets
Unitrans	
Freight and logistics	1 198 trucks 2 531 trailers
Motor dealerships	62 dealerships 72 franchises
Roadway logistics	430 truck tractors 128 rigids 216 trailers
Passenger division	430 busses and coaches 84 mini busses
Loungefurn	
Foam production	2 facilities
BCM Holdings	
Springs and components	4 facilities
Textiles	1 facility

Group services

Financial administration	Financial control
Human resources	Employee services
Internal audit	Control procedures
Treasury	Currency exposure, cash flow, interest-bearing facilities
Information and communication technology	Technology
Legal and secretarial	Legal matters, secretarial, intellectual property
Technical and environmental	Environmental management
Properties	Property renting, insurance and maintenance

Contents

Executive directors









*Bruno Ewald Steinhoff (64)**

Bruno, founder of the group, currently serves as executive chairman, with specific responsibility for strategic development.

After studying industrial business, Bruno started his furniture trade and distribution business in June 1964 in Westerstede, Germany. In 1971, he expanded into manufacturing with the first upholstery factory in Remels. During the 1980s and 1990s, Bruno acquired interests in central and eastern Europe and also ventured into South Africa in a joint venture with Claas Daun involving Gommagomma Holdings.

He has 38 years of experience in the furniture trade business and more than 30 years' manufacturing experience.

Markus Johannes Jooste (41)#ø
BAcc, CA(SA)

In 2000, Markus was appointed group managing director of Steinhoff International and chairman of Steinhoff Africa. He serves on several boards in the Steinhoff group's operations in Europe, the UK and Australia.

In 1988, Markus joined Gommagomma Holdings as financial director and became involved in merging the southern African operation with the extensive interests of Bruno Steinhoff, which culminated in the successful listing of Steinhoff International Holdings in 1998. He was then appointed an executive director of Steinhoff International.

Markus took responsibility for the European operations of Steinhoff International and also for directing the group's international marketing and financial disciplines.

Currently, Markus serves on the boards of the following listed companies: Unitrans (member of the remuneration committee), PSG Group Limited (member of the remuneration committee), and Freedom Group Limited (listed in Australia). He is also a non-executive director of PG Bison Holdings (Pty) Limited.

Daniël Maree van der Merwe (44)
BComm, LLB

Danie was elected to the Steinhoff International Holdings board in 1999 and acts as group managing director for Steinhoff Africa.

Danie was admitted as an attorney of the High Court of South Africa in 1986. He practiced as an attorney, gaining experience in the commercial and labour law field and, in 1990, joined the Roadway Transport group. He was instrumental in the strategic direction and growth of this group. He also served as a director of the Road Freight Association. In early 1998, following the merger of Roadway with Steinhoff Africa, Danie joined Steinhoff. When Steinhoff Africa obtained a controlling interest in Megacor Holdings Limited (listed at the time), he was appointed to that board.

Danie currently serves on the boards of Unitrans (also as member of the audit committee), PG Bison Holdings (Pty) Limited and holds several appointments within the group, with specific responsibility for the southern Africa and Pacific operations.

** German*
 # Member of Audit Committee
ø Member of Human Resources & Remuneration Committee



Fredrik Johannes Nel (43)
BCompt (Hons), CA(SA)

Frikkie was appointed financial director of Steinhoff International in 1998 and also acted as company secretary for the group. He currently serves on other boards within the group, with overall responsibility as international group financial director.

After serving as an accountant with a private company, he joined Gommagomma (now Steinhoff Africa) as financial manager in 1989, becoming financial director in 1990. He qualified as a chartered accountant in 1993.

*Norbert Walter Steinhoff (54)**
Diplom Volkswirt (rer pol)

Norbert was appointed executive director on listing and currently takes care of corporate customer relations in Europe. He is non-executive director and member of the supervisory board of our La-Z-Boy Europe joint venture. He also acts as director of various group companies and he is a member of the Steinhoff Europe board.

Norbert joined Bruno Steinhoff GmbH in October 1975 and has acted in various marketing, sales and management positions.

Norbert studied economics at the University of Mannheim with practical training in Paris and London. He completed his bachelor's degree and obtained the certificate of diploma Volkswirt (rer pol) in 1974. He also completed a specialised trainee programme on marketing and product management with the American group, Eli Lilly, in Bad Homburg.

Company Secretary

Stephanus Johannes Grobler (43)
BComm (Hons), LLB

In December 1999, Stéhan was appointed company secretary of Steinhoff International and joined the group in a more formal relationship on 1 July 2000. Stéhan has recently been appointed compliance officer and also heads the legal department of the group. He acts as director on the boards of various group companies.

Stéhan served his articles with the firm of attorneys, Dyason, and was admitted as an attorney of the High Court in 1989. He is also admitted as a notary public, conveyancer and to appear in the High Court. He joined Dyason Inc and practised in the business and corporate law department, advising, among other clients, Gommagomma Holdings (Pty) Limited (now Steinhoff Africa) from 1996. He was intimately involved in merging Steinhoff's European and African operations, which culminated in the listing of Steinhoff International Holdings Limited as well as other mergers and acquisitions.

Non-executive directors



Karel Johan Grove (53)

Jo is the chief executive officer of Unitrans Limited and joined Steinhoff as non-executive director in September 2000.

He has more than 32 years of experience in the accounting and banking industries. Prior to joining Unitrans in 1998, he established and acted as managing director of Medical Leasing Services (Pty) Limited (in 1976) and Imperial Bank Limited (in 1995). He was also a director of Murray & Roberts Holdings Limited. He started his career as cost and works accountant with Shaft Sinkers (Pty) Limited in 1969.

Jo completed the advanced management programme with the University of Oxford in 1983.



Dr Len Konar (48)#ø
BComm, HDipAcc, MAS, CertTaxLaw, DCom, CA(SA)

Dr Len Konar is an independent consultant and professional director. Prior positions include executive director of Internal Audit Portfolio and head of investments at the Independent Development Trust, and professor and head of the department of accountancy at the University of Durban-Westville.

Len is a member of several business and professional associations, including the Securities Regulation Panel, head executive steward of the Jockey Club of SA, King Committee on Corporate Governance and The Institute of Directors.

He is currently a director of the South African Reserve Bank, Old Mutual South Africa, JD Group Limited, Sappi Limited, Illovo Sugar Limited and Kumba Resources Limited. Len chairs the audit committee as well as the risk management committee and is also a member of the human resources & remuneration committee.



*Claas Edmund Daun (59)**
BAcc, CA

Claas joined Steinhoff Germany as director in 1992 and has acted as a non-executive director of Steinhoff since listing in 1998. Claas has extensive experience of management and investments worldwide and is a corporate investor in several industries.

He is currently a member of the boards of Oldenburgische Landesbank AG, Oldenburg and chairman of Prima Property Trust Limited, Glodina Holdings Limited, KAP Beteiligungs AG, Stöhr AG and Mehler AG, and holds several other directorships. He is also a member of the board and one of the presidents of The South African German Chamber of Commerce and Industry.

Claas completed the Diploma-Kaufman with the University of Cologne in 1969 and qualified as chartered accountant in 1975. During 1979, he founded his own industrial holding company, Daun & Cie AG, which expanded into extensive interests in several industries, mainly textiles, worldwide.



Dirk Emil Ackerman (67)#ø

Dirk is a director of companies and the chairman of the human resources & remuneration committee, a position he has occupied since joining the group on listing in September 1998. He is also a member of the audit committee. He has more than 32 years of management experience, specifically in the security industry.

He joined Chubb and Sons Lock & Safe group in 1961 as a sales representative and acted in various positions, which culminated in being appointed managing director of Chubb Holdings Limited in October 1981. He became chairman and chief executive in 1986 and, since retirement in June 1994, acted as non-executive chairman until 1996. Dirk completed several management courses with the University of Cape Town Graduate School of Business and Henley Management College in the United Kingdom.

Dirk served ten years as a pilot officer in the SA Air Force and is the honorary colonel of 41 Squadron SAAF. He is a past chairman and president of the South African Security Federation and Bop Air t/a Sun Air, during which time he carried out the privatisation of the latter. He was also chairman of Decca Contractors SA (Pty) Limited, a director of Armscor and member of the board of Helpmekaar School. He was also responsible, as chairman, for the commercialisation of the air traffic and navigation services, formerly carried out by the Department of Transport.



Dr Franklin Abraham Sonn (63)
BA, HDipEd (Hons), FIAC

Franklin was recently appointed independent non-executive director to the board of Steinhoff. He is a former Ambassador of South Africa to the United States of America (1995 – 1998) and rector and vice-chancellor of the Peninsula Technikon (1978 – 1994).

Currently, his board positions include Africa Group Corporation (Pty) Limited as executive chairman, Airports Company South Africa Limited, Absa Group and Bank Limited, MacSteel Holdings (Pty) Limited, Capespan Group Holdings Limited, Sappi Limited and Western Province Rugby (Pty) Limited. He is chairman of Kwezi V3 Engineers, Multimed (Pty) Limited and Johannesburg International Airport Southern Sun Inter-Continental Hotel.

Franklin has been awarded several honorary degrees and awards. He published *A Decade of Struggle* in 1998 and has keen interest in the promotion of education, business, cultural affairs, political matters, sport, community upliftment and international affairs. He is very involved with educational, business and cultural organisations and recently has been elected as President of Die Afrikaanse Handelsinstituut and chancellor of the University of the Free State. He acts as trustee for Read Educational Trust and for the Nelson Mandela Children's Fund.



Johannes Fredericus Mouton (56)
BComm (Hons), CA(SA), AEP

Jannie was recently appointed independent non-executive director to the board. He is founder and chairman of PSG Group Limited , chairman of Capitec Bank Holdings Limited and various other companies in the PSG Group.

Jannie started his career with Federale Volksbeleggings Limited as financial manager and after a period as financial director with Kanhym Limited, established Senekal Mouton & Kitshoff Inc, a stockbroking company and member of the JSE. He served as member of several JSE committees and was instrumental in various corporate transactions. He has 29 years of experience in financial management and investment banking.

Other board positions include AST Group Limited, Remgro Limited and m-Cubed Holdings Limited.





Johannes Nicolaas Stephanus du Plessis (53)
BComm, LLB, SC

Johann was recently appointed to the board as non-executive director. He has been a practising Senior Counsel since 1989 and was admitted to the Bar in 1974.

Johann practises as a trial advocate with extensive experience and exposure to a wide range of commercial matters, which include those relating to exchange control, stock exchange rules and corporate law. He also acted as Judge of the High Court in both the Witwatersrand Local and Cape Provincial Divisions.

Chairman's letter

To succeed in such a dynamic industry requires that we deliver exceptional performance at every level of our organisation, in product design, technological leadership, in our operational capabilities, logistics support and in our focus on customers.



Bruno Steinhoff

Our success resulted from pinpointing the key business opportunities in our markets and focusing on those products we anticipated our customers would need.

Dear Shareholder

It is my privilege to report to you on your company's financial position and results and our management of its day-to-day operations in 2002, our fourth year as a listed company. In this period, Steinhoff has further entrenched itself as a significant international player in the household goods markets with material interests in related, but diversified, products and industries. Its assets over that period have increased significantly, and market capitalisation has more than doubled. Headline earnings have increased fourfold while turnover has almost trebled.

Our fourth year was a difficult one, full of challenges, but your management used it to address the opportunities and position your company for the long term. The pages that follow will give you a detailed report on 2002, so I will touch only on the major developments.

The increase in business and the leverage from recent operational improvements enabled the company to set new records for orders, revenues and profits.

Our success resulted from pinpointing the key business opportunities in our markets and focusing on those products we anticipated our customers would need. To succeed in such a dynamic industry requires that we deliver exceptional performance at every level of our organisation, in product design, technological leadership, in our operational capabilities, logistics support and in our focus on customers.

Globalisation has created a group that we believe will fare better than most competitors when markets turn down as they did throughout the reporting period. One of Steinhoff's key strengths is its global presence. We are focused in Africa, Australasia and the European Community and will continue to grow rapidly in the long term. We are well placed to benefit from global growth when it begins to absorb excess capacity.

Review of results

Steinhoff again produced respectable results, in line with and, in some cases, ahead of our own expectations, and analysts' consensus opinions.

The board is pleased to report growth in headline earnings for the year ended 30 June 2002 of 57% to R802 million (2001: R511 million) on revenues which increased by 42%. Dividends increased by 25% to 15 cents per share.

Despite the demanding trading conditions, both in South Africa and Europe, the group achieved real growth in revenue while increasing its operating margin to 11,4% (2001: 10,1%). These results confirm the group's ability to maintain and grow market share in contracting and declining markets. This is the result of cost advantages in eastern Europe and increased export realisations from South Africa.

The group, for the first time, provided for depreciation on all owner-occupied buildings in accordance with South African Accounting Standard AC135 as well as for post-retirement medical aid benefits in terms of AC116. This reduced headline earnings for the year to 30 June 2002 by R44,9 million (2001: R36,2 million) with a prior-year adjustment of R78,5 million, which is shown as an adjustment to the opening balance of retained income.

Net finance charges increased to R81,2 million (2001: R46,6 million) mainly as a result of the group's offshore borrowings and the impact of the weakening rand. Interest cover amounts to 11,1 times (2001: 11,7 times) and the net interest-bearing debt:equity ratio is at 24% (2001: 9%), well within the group's self-imposed borrowing covenants. The increase in the level of financial gearing was mainly attributable to the acquisitions in Australia (Freedom Manufacturing), the UK (Relyon) and the group's increased investment in Unitrans.

The continuing relatively low effective tax charge is due mainly to the group's favourable tax dispensations in central and eastern Europe, as well as the availability of certain tax losses in the United Kingdom, South Africa and Hungary which are expected to continue in the foreseeable future.

Shareholders' funds increased to R4 383 million (2001: R2 896 million) and return on average shareholders' funds was 22% during the year. The net asset value per share increased from 349 cents per share to 483 cents per share, an increase of 38,4%.

The group generated 81% (2001: 73%) of its total revenues during the year in currencies other than ZAR, principally US$, GBP and euro.

Headline earnings per share increased by 50% to 93 cents (2001: 62 cents) while basic earnings per share increased by 3% (due mainly to the non-recurring exceptional gain in 2001) to 76 cents (2001: 74 cents). The weighted average number of shares increased by 5% during the year.



The results for the year confirm the group's ability to maintain and grow market share in contracting and declining markets.

The key for growth in shareholder wealth lies in ensuring that all the operations which comprise the greater group are leaders in their domestic markets and are continually striving to be globally competitive in their industries.

Our total revenue increased by R2 434,4 million, or 42,2%, to R8 207,9 million for the year ended 30 June 2002, from R5 773,5 million in the previous financial year.

This increase resulted from strong growth in sales in both our European and South African operations and from the depreciation of the rand against the euro, which affected the rates at which we converted revenues from our European operations into rand.

Revenue from our European operations (which for our reporting purposes include Australia and India) for the year 30 June 2002 was R5 705,8 million, increasing 62,2% from R3 518,8 million in the previous year. In euro terms, revenues grew by 21,6% from €521,3 million to €633,9 million over the period. The real growth was principally a result of our acquisition of Relyon with effect from 1 October 2001 and its nine-month contribution to our revenues through additional sales, as well as increased sales volumes in Germany, Austria, Switzerland and Poland.

Revenues from our South African operations increased by 11,0%, from R2 254,6 million for the year ended 30 June 2001 to R2 502,2 million. The growth was principally a result of our export sales, which increased from R706,0 million to R935,8 million, coupled with growth in our South African sales volume. The increase in export revenues was the result of increased sales volume, due in part to the depreciation of the rand against the hard currencies in which our exports are made, making our products more competitive, and to the effect of this depreciation on the recognition of our export revenues in rand.

Cost of sales increased from R3 678,6 million in the prior year to R5 146,9 million in the review period, but declined as a percentage of revenue from 63,7% to 62,7%. The overall increase in cost of sales was related to our increase in sales volumes over the period. Our sales margins also increased during this period, principally due to the increase in sales of higher-margin branded products in the European Union and the improved utilisation of existing capacity.

Operating expenses increased to R1 113,8 million (13,6% of revenue) from R779,6 million (13,5% of revenue) in the prior period. This increase was in line with increases in our production volumes and sales, and also due in part to acquisition-related costs. In addition, we incurred an expense of R68,0 million in respect of royalty payments for the use of certain trademarks in South Africa that we sold in the year ended 30 June 2001.

Distribution costs for the year increased to R590,9 million from R453,7 million in the prior year. This increase was in line with the increase in sales volumes over the period.

Costs of discontinued operations nearly doubled from the prior year, from R44,4 million to R83,2 million. This reflects costs (principally employee-related social benefits) relating to the closure of our two German production facilities, Poco and Sachsenpolster, and relocation of their production activities to our central and eastern European facilities, two facilities in South Africa, as well as to our disposal of the Cross-dock division of Roadway Logistics.

Finance charges increased to R130,2 million gross of R49,0 million in interest received, from R110,7 million, gross of R64,0 million in interest received in the prior year, mainly as a result of the increase in the volume of our offshore foreign currency borrowings and, to a lesser extent, the impact of the weakening rand. The amount of funds borrowed increased during the year due to the financing of our acquisitions of Relyon in the United Kingdom and the manufacturing operations of the Freedom Group in Australia and our increased investment in Unitrans.

Our tax expenses increased to R52,6 million for the year, from R27,1 million for the previous year. This increase was due primarily to higher taxable income in our operations in the European Union as a result of higher sales volumes.

Our share of associated companies' retained income increased over the period from R38,1 million to R55,9 million. This increase reflects the increase in our interest in Unitrans, coupled with growth in Unitrans' earnings, and the acquisition of our 34,9% interest in PG Bison Holdings (Pty) Limited during the year.

As working capital management and cash flow remain priorities, it is most gratifying to report the success the group has had in this area over the year.

The group's cash flow continues to be strong and cash generated from operations amounted to R955 million (2001: R734 million). The cash generative capacity and low gearing ratios of the group place it in an ideal position to exploit further growth opportunities, both organically and by acquisition.

The economy

The past year has seen economic uncertainty and upheaval right across the globe, and South Africa had its share. The tragic events of 11 September 2001 have destabilised already-fragile economies, while the demise of many international and local corporations has seriously undermined investor confidence. In the South African context, the most significant event has been the collapse of the rand in the last quarter of 2001. The full implications for inflation of the decline in the currency, which peaked at some 40%, have yet to be felt throughout the economy, but it will certainly be profound for all consumers.

In spite of relatively low interest rates for most of 2001, gross domestic product targets were again not achieved, and the lacklustre 2,2% growth rate was well below the level required to stem ever-increasing unemployment in the formal sector. While the Reserve Bank's determination to curb inflation is laudable over the longer term, its decision to increase interest rates four times already in 2002, in reaction to cost-push inflation caused by external events and, in particular, the depressed currency, could well neutralise internal efforts to stimulate



Our long-stated objective has been to manufacture, warehouse and distribute furniture, bedding and case goods in Europe and Africa, while producing a significant number of raw materials in Africa, in the firm belief that this is where our expertise lies.

We examine all acquisition opportunities and we will participate in them when they appear viable.

economic growth and job creation, which must be the nation's first priority.

The global economy has yet to show a decisive turnaround which would benefit the group.

Group strategy and operations

The Steinhoff group strategy, which I shared with you previously, has been exemplified by our belief that the key for growth in shareholder wealth lies in ensuring that all the operations which comprise the greater group are leaders in their domestic markets and are continually striving to be globally competitive in their industries. It has been our objective to concentrate our efforts at the holding company level on complementing and enhancing our operational management's drive to grow and improve their individual businesses.

The group's immediate goals are to continue:

- fostering customer relations with focus on world's best customer service levels;
- increasing our competitive costs position and margins in all our activities through our business improvement programmes;
- expanding our product lines and customer base by building on our latest acquisitions;
- increasing margins while bringing on excess capacity with a focus on higher-margin branded products;
- maximisation of inter-group trading, building on synergies derived from worldwide sourcing;
- increasing the percentage of export business in our product mix;
- steadily increasing our cross-border and cross-country trade;
- raising productivity, through an enlightened and motivated human resource strategy;
- exploring all avenues to logistically enhance efficiencies in distribution and warehousing; and
- maintaining clear and effective communication with all our stake-holders.

We have formed dedicated teams focusing on each of these goals.

My background in sales has taught me that customer service must be our number one driver. We are working to enhance our established ability to meet customer demand in each of the territories in which we operate with quality products in a timely fashion, with value-added products, services and relationships that will differentiate us from our competitors worldwide. We have reaffirmed our belief that excellent customer service is the best link to long-term shareholder value.

Our long-stated objective has been to manufacture, warehouse and distribute furniture, bedding and case goods in Europe and Africa, while producing a significant number of raw materials in Africa, in the firm belief that this is where our expertise lies. We have expanded our manu-facturing activities into the United Kingdom and Australasia. We have studiously avoided the option of broadening this base as we believe that our strength and success lies in this uncompromising focus.

Through our small and effective head office structure, we continue to support our excellent managers at every level, and, more particularly, to guide and monitor strategic direction to ensure that operations continue to hold enviable positions in their industries.

The group's main activity as an integrated global lifestyle supplier has also been focused between manufacturing and wholesaling & distribution. Of our total revenue of R8,207 billion, Africa contributed 30% while the rest of the world contributed 70%. Africa's earnings contribution was 24%, while that of the rest of the world amounted to a pleasing 76%.

An average exchange rate of R9,00: €1 (2001: R6,75: €1) was used to translate foreign currency income and expenditure into South African rand.

Of Steinhoff Africa's turnover, R936 million (2001: R706 million) was exported to the European Community and the USA, amounting to approximately 37% (2001: 31%) of its activities. The opportunity exists to increase these exports substantially in the years ahead. The group's exposure to the South African furniture market amounts to 18% (2001: 24%) of total revenue.

The geographic spread of our assets is another key component to Steinhoff's success. In particular, it allows us to take advantage of strong markets and weak currencies and, therefore, minimise the impact of the fluctuation of currencies and demand.

We continue to strive to get all our operating assets to optimal performance. During the year, we had to close or announce the closure of certain facilities which are detailed in the notes to our annual financial statements. We took a significant exceptional cost write-off, but we should benefit in future from this decisive action.

Steinhoff today has a strong balance sheet. Our business continues to generate healthy cash flows and we are poised to benefit from any opportunities that arise in the market. Our share price has recovered, although it is still trading at a lower multiple than most of our peers. The group has, however, gained recognition from investors across the world as they get to know us better. I am confident that the rating will improve further.

There continues to be a need for further consolidation in the household goods sector globally.

Within this environment, Steinhoff's strategy is to strengthen our leading position in all the markets in which we operate. We also examine all acquisition opportunities and we will participate in them when they appear viable – when they produce a return that exceeds our cost of capital (including what we regard as a fair return on shareholders' funds). We will not acquire assets simply for the sake of becoming bigger and we will continue to maintain a strong balance sheet.

Corporate activity

To rationalise and achieve economies of scale, a number of business divisions, both locally and internationally, were closed during



The group is committed to good labour relations and creating an environment where over 21 000 employees worldwide can develop to their fullest potential.

The group is committed to a programme of skills transfer, ranging from leadership at various educational levels, to successful training and deployment of individuals worldwide.

the financial year, resulting in exceptional closure costs of R83,171 million.

The group has entered into and conducted a number of investment transactions during the financial year:

- Relyon Group plc, a bedding manufacturer in the UK and The Netherlands and a foam-converting facility in the UK which supplies the furniture, automotive and aviation industries, was acquired effective 1 October 2001;
- the group acquired Marshall Furniture, based in Adelaide, the largest case goods manufacturer in Australia;
- Steinhoff Pacific was formed as a joint venture with the retail group, Freedom Group Limited, which is listed on the Australian Stock Exchange. Steinhoff owns 74,9% and Freedom 25,1% of this venture. Steinhoff Pacific now has manufacturing facilities in Sydney, Brisbane, Adelaide, Auckland and Victor Harbour;
- two new brands, Egoform and Dieter Knoll, were acquired, targeted at the top end of the European market. They were launched this January and confirm the group's commitment to developing brands in its respective markets;
- the joint venture with La-Z-Boy Inc of the USA was finalised during the year and authorised exclusive dealers for this well-known brand are currently being appointed in various parts of Europe;
- Steinhoff acquired a 34,9% interest in PG Bison Holdings (Proprietary) Limited, the leading particle board manufacturer in South Africa;
- the group increased its holding in Unitrans Limited to 26,0% (2001: 14,4%); and
- additional investments were made during the year in new saw milling capacity, which will promote further exports from South Africa.

The group is constantly examining new business opportunities. The corporate services team examines all opportunities and their likely fit and possible future contribution to the group's activities to complement organic growth. This demonstrates the group's commitment to ensuring that its operations are appropriately structured to achieve optimal growth in the years to come, in the various markets that it serves.

Corporate governance

The group is committed to the principles of sound corporate governance and is substantially compliant with the requirements of the King Report on Corporate Governance for South Africa 2002 ("King II"). A separate, detailed corporate governance report is presented. A phasing-in approach towards full compliance with the recommendations of King II has been adopted and an appropriate balance between performance and corporate constraints is being pursued.

Code of ethics

The group has adopted a code of ethics with the ultimate aim of enhancing shareholders' value in a transparent, honest and accountable manner. All the directors and senior management subscribe to this code, which results in a culture of integrity, excellence, trust, reliance and accountability.

Social responsibility and manpower

The group is committed to good labour relations and creating an environment where over 21 000 employees worldwide can develop to their fullest potential. Except certain discontinued operations, the number of the group's worldwide employees has increased. The group is committed to a programme of skills transfer, ranging from leadership at various educational levels, to successful training and deployment of individuals worldwide.

The group actively promotes the development of its employees worldwide to ensure the maximisation of potential future leaders. This focus is necessitated in the light of the history in our eastern Europe and South African operations.

The group launched Steinhoff University during the year in South Africa, which is a typical example of programmes aimed at accelerated advancement of our previously disadvantaged potential leaders. The intention is to expand this programme to eastern Europe.

Avenues and programmes to empower small to medium furniture or related businesses from disadvantaged communities are pursued in South Africa. Special attention is given to the supply of surplus equipment, technical back-up, operational efficiencies, supply of raw material, employment opportunities and market entry levels. Business acumen is a supplementary component.

This forms part of black economic empowerment of small and medium-sized enterprises within our South African communities.

These efforts are condoned by the stakeholders of the Furniture Industry Training Authority in South Africa.

In addition to these initiatives, the group has incorporated HIV/Aids management into its holistic approach to health care management. Effective monitoring programmes are being introduced in conjunction with union and employee representative bodies, with the assistance of company-level medical facilities and staff.

In addition to the traditional medical schemes, the Steinhoff Health Care Plan was introduced with a special focus on HIV/Aids management and involves, among other things, access to medical assistance dedicated to Steinhoff employees.

Compliance with environmental regulations is one of the group's priorities. This manifests itself, both in terms of sourcing raw materials, eg timber that complies with Forest Stewardship Council Standards, and the infrastructure and processes within our manufacturing operations.

Communication

The group strives to communicate openly, and with clarity, on how we are performing and our results are consistently and adequately explained without divulging information that would jeopardise our competitive advantage.

Prospects

We believe 2003 will continue to offer challenges.

We will work to achieve continued growth and development of the



The continuing progress and development of the group depends on the skills and knowledge of our people in all the countries where we operate.

The continued growth and development of the business will be achieved through improved capacity utilisation, enhanced working capital management and expansion of the group's core competencies and products.

business through improved capacity utilisation, enhanced working capital management and expansion of the group's core competencies and products. Because of its integrated nature, we believe the group is also well positioned to optimise inter-group sourcing of raw materials and components. These opportunities, together with co-ordinated sourcing of raw materials and enhanced customer service levels, are all expected to have a positive impact on margins into the future.

Continued growth in exports from South Africa is expected to further enhance earnings.

The consolidation in the local furniture retail sector is nearing completion and this, together with a fundamental change in retailing focus to core products and business mix between cash and credit, are expected to benefit the group.

In Germany and eastern Europe, the group is committed to grow its market share by delivering quality products at competitive prices, underpinned by quality support and service excellence. The move towards higher-price branded products is also anticipated to impact favourably on margins. We are also expected to benefit from the compulsory two-year product warranty that was introduced in the EU with effect from 1 July 2002. This requirement may become an entry barrier for those competitors that do not have the same quality standards, presence and infrastructure available within these markets.

The group's integration of the UK and Australian acquisitions has progressed well and we believe these operations are well placed to deliver earnings growth.

The company is delighted with the performance of its associates, Unitrans and PG Bison, and expects continued material contributions from these investments in the years to come.

The trading environment generally remains challenging although our long-term prospects are exciting in individual markets and internationally. We believe the potential for a significant improvement in the global business is good and we will also benefit from favourable demographic and economic trends in the developing world, where we have established sound relationships and a proven formula for success.

Our task is to continue to pursue organic growth, which may be augmented by acquisitions from time to time, and achieve acceptable levels of profitability and growth for the benefit of all our stakeholders.

Appreciation

The continuing progress and development of the group depends on the skills and knowledge of our people in all the countries where we operate and, once again, I would like to thank Steinhoff employees throughout the world for their continued support and enthusiasm towards achieving our goal of developing and extending the Steinhoff brand with increasing success in our existing and new markets.

I would also like to welcome Franklin Sonn, Jannie Mouton and Johann du Plessis as independent non-executive directors who have recently accepted their invitation to serve on our board. We believe they will add substantial value in the interests of all our stakeholders.

My sincere appreciation goes to Markus Jooste and his team for the enthusiastic and dedicated way in which they have gone about building Steinhoff. They have laid the foundation that will help us to more easily satisfy the expectations of our people, shareholders and other stakeholders.

In conclusion, I thank all Steinhoff employees for the special efforts they made in this last year, which has been challenging. To my colleagues on the board, thank you for your counsel and guidance.

Bruno Ewald Steinhoff
Executive Chairman



Steinhoff has now become a diversified industrial group serving a cross-section of global economic sectors.









Operational review: Steinhoff Europe

Revenue


66%

Earnings


75%

Assets


70%



Markus Jooste

During the review period we experienced tough trading conditions given the general economic environment throughout Europe.
This division has done exceptionally well despite these conditions which saw the household goods market shrinking.

This division's strategic objective is to strengthen its position as one of the leading manufacturers and distributors of high-quality household goods and furniture in the European Union. To achieve this we intend to:

- *maintain a low operating cost environment in central and eastern Europe;*
- *increase our market share of furniture and household goods sold in the region.*

Steinhoff Europe

Steinhoff Europe consists of a network of trading and manufacturing companies as indicated in the operating structure and comprises a wide range of brands and trade names. The trading companies are situated throughout Europe and the United Kingdom (UK), whereas the manufacturing companies are mainly situated in the UK, Germany (former eastern Germany), Poland, Hungary and Ukraine.

The business units run by independent management focus on the regions catering for the specific markets supported by factories and sourcing units.

The division has several strategic advantages:

- The majority of our manufacturing facilities are located in the low-cost and soft-currency countries of Poland and Hungary, while the majority of our sales are made in the hard-currency countries of the European Union. The location of our facilities gives this division a cost base which is substantially lower than many of our competitors;
- The division owns and operates centralised warehouse distribution centres strategically located throughout Europe, allowing us to centrally plan and manage our distribution and logistics needs. It also gives the division greater control over stock levels, providing more efficient services to customers and reduced delivery times;
- The range of our products, both branded and non-branded, offers a wide range of price points;
- We source a substantial portion of goods from third parties, which form part of wholesaling & distribution revenues. The target is to have this part of the division's business contributing 50% of sales; and
- The maintenance of close working relationships with selected and valued retailers and wholesalers. This assists in our production planning, working capital management and enhances margins. In return, our valued customers benefit from dealing with a supplier that has critical mass, a diverse and high-quality product range as well as the ability to deliver within their required timeframe.

Revenue from our operations for the year was R5 409,6 million, increasing 56% from R3 468,1 million. In euro terms revenue was €601,1 million over the period. The real growth was principally a result of our acquisition of Relyon with effect from 1 October 2001 and its nine-month contribution to our revenues through additional sales, as well as increased sales volumes in Germany, Austria, Switzerland and Poland.



Revenue
(R'000)
2 627 620
3 468 105
5 409 594
00
01
02
Earnings*
(R'000)
265 994
405 051
697 959
00
01
02
Net assets
(R'000)
1 067 216
1 608 180
3 074 900
00
01
02

* *Earnings before interest, taxation, capital gain on sale of trademarks, closure costs and impairment write-offs, including share of associate companies' income and loss attributable to outside shareholders.*

United Kingdom





Ian Topping (42)
MA (Eng Sci, Eco), MBA
Ian is the managing director of Steinhoff UK Holdings and was previously chief executive of Relyon Group plc, acquired by Steinhoff in 2001. He has 15 years' experience in the furniture manufacturing industry, and had a wide-ranging consulting career prior to entering this sector.

Ian was responsible for building the Relyon group into a diversified industrial company with over 1 000 employees. This was achieved primarily through organic growth. His consulting background and business qualifications give him particular strengths in optimum operational management and strategic business development.

Relyon

norma
Beter kun je niet liggen

mothercare


PRI TEX


Steinhoff
UK Furniture

Steinhoff UK is a group of trading and manufacturing companies which was formed pursuant to the acquisition of Relyon Group Plc, now Relyon Group Limited in September 2001. The three former Relyon businesses, being Relyon (UK bed manufacturing), Norma (Dutch bed manufacturing) and Pritex (UK foam and fibre products), were combined with Steinhoff's existing UK sales and distribution business situated at Tewkesbury.

As part of the acquisition, Steinhoff acquired the services of an excellent management team under the leadership of Ian Topping.

The future strategy for this division is:

- to develop Relyon as the clear brand of choice for the middle to top end of the UK market, to increase its market share by expansion and to achieve organic growth 3% greater than the peer group;
- to develop organic growth opportunities for Pritex in the automotive and industrial markets for major automotive tier one suppliers. The new projects will include products for Jaguar, Honda and Ford;
- to build intercompany sales from Pritex with other group companies and to transfer skills and expertise intercompany;
- to ensure that Norma continues to capture market share in The Netherlands with product innovation, focus on buying groups and exceptional customer service levels;
- to develop sales of speciality bed products in other European countries such as Germany; and
- to expand the business of Steinhoff UK in sales and distribution with products sourced from Poland and South Africa with focused ranges supplied on time, in full and without complaint.

This division comprises five factories in the UK and The Netherlands and one distribution centre in the UK.

Benelux



Paul van den Bosch (40)
BEcon
Paul is the managing and sales director of Habufa Meubelen in Hapert, The Netherlands. He has been with the company for 17 years. Habufa is an international operating company active in design, development, trade and distribution of exclusive furniture, appealing to a broad range of customers.

Paul joined Habufa in 1986, progressing from purchaser to his current position through a blend of academic qualifications, multi-lingualism and a keen understanding of the needs of the Benelux markets.





The joint venture with the Van den Bosch family under the leadership of Paul van den Bosch has grown in leaps and bounds over the years. This division always impresses with product innovation, design and sources its products worldwide from group companies but more so from third parties. In the year under review they have added the Hachmer brand to their product range and have made significant inroads in the German market.

Habufa specialises in rattan, antique reproduction furniture and contemporary case goods.

Habufa's products are sold under their brands in more than 20 countries including The Netherlands, Germany, United Kingdom, Belgium, France, Spain, Austria and Scandinavia.

The emphasis is on innovative products and materials.

This division operates three warehousing and distribution centres situated in The Netherlands and France.


HABUFA
meubelen

hachmer
antiques & colonial

Steinhoff Benelux B.V.

German region

Die Klose Kollektion

Mago


FORM

BRUNO STEINHOFF

Schönbrunn


19 13
Möbelfabrikation seit
Neunzehndreizehn

GeFeM GOLENIOW

DORMIRA

DEPOL

ITALINE

VISITA


PO CO

designwerk
enjoy quality

CONFORTA

KPM


WIMM

LA-Z-BOY
Every Body's Darling

Dieter Knoll Collection



Frank Eberle
BBus Admin
Frank is managing director of Steinhoff Germany, having been appointed in June 2001 after serving as divisional manager of the case goods facility for the previous year.

After graduating with a degree in business administration, Frank joined the Alno group, where he gained experience in information technology, logistics, administration and finance. He was then appointed commercial executive manager of the Alno group's kitchen manufacturing company, later becoming managing director of the same group's bathroom manufacturing operation.

The German region, comprising Germany, Austria and Switzerland, comprises the largest market and is also the largest division within the group. This division is managed by Frank Eberle who has brought new focus to the drive for increased market share.

In a declining market, the division increased its revenues with a change in focus from product to the focus on customer needs. The emphasis is on predominantly three ranges being the Style range for the upper market, the Home range for the middle market and the mass market driven by volumes for the lower end of the market. Notwithstanding the closure of factories as described elsewhere in this annual report, the division is well set to excel in the new year. During the year under review, this division took the lead with the joint venture with La-Z-Boy and also acquired the upmarket brands of Dieter Knoll and Egoform.

This division operates its businesses from two sales and distribution centres in Germany, four factories in Germany and 12 factories in Poland all of which are dedicated for products for the German-speaking region and the UK.

Poland



Andreas Bogdanski (40)
Economics (cum laude)
Andreas is the managing director of Steinhoff Poland. After obtaining his economics degree in 1980 he joined Nordica AG as management trainee. In 1985 he completed his management training programme cum laude and then moved through the ranks to the position of sales manager and afterwards production manager.

Since 1988, Andreas has been managing director of a number of companies in that group.

He joined Steinhoff Poland in May 1997 and was appointed managing director in January 1998.

Andreas Bogdanski leads the Polish division from the front. The manufacturing capacity of this division has expanded significantly and products are produced for the mail order and retail markets in Germany and Poland as well as the residential market in Poland. This division had great success with the sales of sleeper-couches also known as "kipp-couches". Apart from further expansions to the existing factory at Rzepin, the factory at Markofrei was added to the division.

In the year under review Steinhoff Poland has achieved double digit growth. Steinhoff Poland's objective is to maintain this growth rate as well as expanding its market share in the mail order segment, through the expansion of factory capacity.

The Polish division now operates from two factories in Poland.





Steinpol Collection i

Hungary and Ukraine



danubia
mohácsi bútoripari rt.




XG

KANIZSA
TREND KFT

andante


DieKlose
Kollektion

TREND Design

LINEA ITALIA

QUATTRO MOBILI



Gábor Wilheim (48)
BSc Eng, HDip Design Management
Gábor is the managing director of the Hungarian operations, a position he has held for 12 years. His involvement with the furniture industry extends to his tertiary education as a graduate wood engineer. He also studied interior décor and spent a year studying furniture development and research in Germany. He has a postgraduate degree in design management.

Gábor joined Kanizsa in 1977 and has actively been involved in most sectors of the furniture industry, from development engineer to product development, production organisation and co-operative developments. As director of Steinhoff Hungary, Gábor oversees the activities of Kanizsa Trend (upholstery furniture), Danubia plc (chair production), Quattro Mobili Limited (retail store network) and Kompanja Kyanka Steinhoff (upholstery furniture, Ukraine).

Under the artful eye of Gábor Wilheim this division has grown with expansion in Hungary and improvement in Ukraine. In the year under review, the division launched new brands – Andante, for the upper end of the market, and Dannubia for the middle market. In order to comply with the increasing demand for products and with specific focus on servicing the requirements of the Hungarian market, further facilities for Quattro Mobili had been added.

The division continues to impress with its innovative product design, specifically in leather upholstered furniture.

Four factories, of which three in Hungary and one in Ukraine assisted by six distribution and sales facilities of Quattro Mobili complete this division.












Steinhoff
Australia

Operational review:

Africa and Australia

Revenue


34%

Earnings


25%

Assets


30%



Danie van der Merwe

Southern Africa faced an economic environment with increasing interest rates, difficulties in the retail industry and a serious decline in the value of the rand. However, this division's exports exceeded R1 billion for the first time and this remains its focus for growth into the future.

This division's strategic objective is to strengthen its position as the leading manufacturer of household goods in southern Africa and Australia, and to grow through exports and supply of related raw materials in southern Africa and to Europe. To achieve this strategic objective the division intends to:

- *Expand its export business*
- *Expand its investments in related industries*
- *Increase the inter-group supply of raw materials*

Factors, which had an effect on our performance and which will continue to play a role include:

- The increased focus on exports of value-added products, while maintaining our position in the local market. The increased activities may result not only in the increase and maintenance of jobs, but provide downstream opportunities in social programmes;
- Our vertical integration of resources needed for production processes. This division is largely self-sufficient in respect of raw materials. As a result, we have significant control over our manufacturing inputs, greater security over supply and quality of raw materials and can better manage the costs and quality of manufacturing finished goods. This can also be used as a basis to increase exports in supply of raw materials and components to the European division and other manufacturers worldwide;
- Our warehousing and distribution needs are served by the joint venture company, with Unitrans, a leading South African distribution and logistics provider, in which we also own a strategic stake;
- The manufacture and distribution of a diverse range of furniture and related household goods. We produce both branded and non-branded products at a wide range of price points. This enables us to increase our market penetration across various price points and to limit dependence on any particular segment of the market;
- The consolidation of the retail industry, which is in progress. This industry is overtraded which resulted in many participants experiencing severe difficulties during the review period; and
- Settling the merged operations in Australia and New Zealand following the alliance with Freedom Group Limited and the formation of Steinhoff Pacific.

In the year ended 30 June 2002, revenues increased by 21% from R2 305,4 million in the previous year to R2 798,3 million. Growth was principally due to export sales, which increased from R706,0 million to R935,8 million due in part to the depreciation of the rand against the hard currencies in which our exports are made, making our products more competitive. If intergroup export revenues are added to total revenues, exports grew to R1 025,8 million.

We expect substantial value to be added from our increased investment in Unitrans and the investment in PG Bison. The latter brings further opportunities for synergies.

Steinhoff Africa

The division is managed through clearly defined subdivisions, namely local furniture (which comprises bedding, case goods, solid and foil office furniture and upholstery), exports, logistics, raw materials, timber and sawmilling and group services.

The vision of Steinhoff Africa is to grow its export division and to enhance its position in the local market and to increase efficiencies through distribution and logistics.

* *Earnings before interest, taxation, capital gain on sale of trademarks, closure costs and impairment write-offs, including share of associate companies' income and loss attributable to outside shareholders.*

Revenue
(R'000)



1 966 466
2 305 427
2 798 342
00
01
02

Earnings*
(R'000)



178 059
179 375
236 265
00
01
02

Net assets
(R'000)



1 005 002
1 287 626
1 308 001
00
01
02



Bedding

The Bedding division produces mattresses and base sets for the markets in southern Africa under well known brands and sold throughout our complete spectrum of retail outlets. International brands produced include Sealy, Slumberland, Therapedic, King Koil and Dunlopillo as well as the strong local brand Edblo which was established in 1927. Sealy leads the market in South Africa as in many parts of the world and a year ago relocated to truly world-class facilities with equipment at the cutting edge of technology.

During the year under review, under the leadership of Derrik Matthew, the restructuring of management at Edblo was completed and the full capacity of Sealy in its world-class factory was tested. One of the Edblo factories in KwaZulu-Natal relocated to enhance production efficiencies and the Afman factory in Cape Town was restructured to more efficiently service all brands produced by the group.

As a result of replacement equipment programmes the division advanced towards the objective of having only world-class manufacturing facilities with greater focus on customer service levels and expanding the customer base. Efficiencies in all the plants are constantly improved through constant revision of systems and equipment.

The division is evaluating adding further products such as cot mattresses, bedding bales, sleeper couches and pillows to their product range.

The division operates from five factories in South Africa situated in the Western Cape, KwaZulu-Natal and Gauteng, and one in Namibia. These manufacturing plants occupy a total of 53 000 m^2 and are sited to maximise distribution efficiencies throughout the country.



Derrik Ogilvie Matthew (54)
Derrik is the managing director of our Bedding division and director of Steinhoff Africa Holdings (Pty) Limited and has 18 years' experience in the furniture manufacturing industry. In that time, he has completed various sales, marketing and business management programmes.

Derrik's early career was with Bakker & Steyger, where he progressed from general manager to director. When Bakker & Steyger was acquired by Gommagomma group in 1991, he was appointed sales and marketing director. He was appointed to his present position in 1999 and is also a director of Steinhoff Africa Holdings (Pty) Limited.

Under his management, the division has recorded strong growth, streamlined production facilities and increased productivity, on track to its objective of being world-class in all its manufacturing facilities.

Sealy®

Posturepedic

edblo
Your Bed For Life

oftex®

DREAMLAND


Sealy®

Slumberland
The Most Comfortable Place in the World.

THER-A-PEDIC®

Case Goods: Foil division





Martin John Herr (53)
ACII, Dip Marketing
Martin is the managing director of Steinhoff Africa Case Goods Foil division, a position he has held since 1998. He is also a director of Steinhoff Africa Holdings. He has over 30 years' experience in the furniture industry.

Martin joined Pilot Furniture Manufacturers in 1971 as sales manager. He moved to Victoria Lewis Furniture Manufacturers in 1978 as sales director, becoming managing director of that company in 1990. Following Steinhoff's acquisition of Victoria Lewis, Martin assumed his current position. As part of this division, he is also involved in the group's activities in office furniture.

Subsequent to year-end and with a view of refocusing the case goods operations, the group separated the division into two divisions of which the Case Goods Foil division is led by Martin Herr. This division will concentrate on high volume mass produced goods comprising bedroom suites, wall units, kitchen units and wardrobes. This division uses particle board covered with foil to produce these goods.

Highpoint produces a wide range of wardrobes, wall units, entertainment units, coffee tables, and products with PVC finishes.

Beechfurn manufactures an upmarket range of wall units and bedroom furniture and occasional furniture.

Pat Cornick is a manufacturer of mid to upmarket wall units, entertainment units, bedroom and occasional furniture. They also import a comprehensive range of Italian furniture via the Valenti brand.

Victoria Lewis produces a large range of bedroom furniture as well as a comprehensive selection of knockdown products. Included in this division is Wonderwood, which manufactures products through innovative methods of producing moulded furniture accessories for use in furniture production and interior design.

Pursuant to the restructuring of the office furniture group and the sale of the Grant Andrews trading business, the group refocused the manufacturing facility for the production of office furniture and related case goods under the management of Richard Turnbull.

This division includes four factories in Gauteng and one in North West province.

@WORK



BeechFurn
COLLECTION

CABLEFLOOR

HIGH POINT
FURNITURE

Pat Cornick
Furniture for Life


Valenti
MADE IN ITALY

Victoria Lewis





Case Goods: Solid timber division



Robert de Beer Best (39)
BAcc, BComm (Hons), CA(SA)
Robbie is managing director of Steinhoff's Case Goods Solid division, comprising Bakker & Steyger, Unita and Prime Pine. A chartered accountant by profession, his working career has been in manufacturing, initially with the caravan and motor home manufacturer, Jurgens CI.

At Jurgens, Robert progressed from finance manager to operations director responsible for manufacturing, design, marketing, sales and finance. He joined Steinhoff in 2000 as managing director of Bakker & Steyger, and was appointed to his current position in 2002.


BAKKER &
STEYGER




PRIME PINE PRODUCTS


Unita


Peach & Hatton
INTERNATIONAL


GREAVES
& THOMAS

Traditionally the group did not distinguish between case goods manufactured from foil-covered particle board and goods manufactured from solid timber. After year-end, subsequent to the restructuring, Robbie was appointed to manage this division.

Bakker & Steyger produces wall units, diningroom furniture, bedroom furniture as well as coffee and lamp tables for the upper end of the market in exotic as well as local timber. Unita mainly produces pine bedroom furniture for the export market. Prime Pine produces pine bunk beds and bedroom furniture for the export market.

The division launched its innovative high-quality modern brand, 33° South, to cater for the upper end of the case goods market in a modern contemporary style. Products are destined for the local and export market.

In total the division exports more than 50% of its production, mainly to Europe and United States.

This division comprises three factories in the Western Cape.

Lounge



Michael Ian Lawrence (53)
Dip Production Management
Michael is managing director of Steinhoff Africa Lounge division, a position he has held since 1999, after the acquisition of the Cornick group by Steinhoff. He has 33 years' experience in the furniture industry and a qualification in production management.

Michael's career began with Afcol in 1969, where he progressed from production management trainee to managing director of subsidiaries Madison Upholstery, Frystark (EP), and later as managing director of Parker Knoll, Powercraft and Milano Décor.

Mike also serves on the Steinhoff Africa board.

This division managed to improve its overall market penetration with emphasis on the vast retail market. On the back of this performance the division was in a position to grow its exports to approximately 15% of the division's total turnover. During the period under review, the division had to close down one factory but absorbed the manufacturing capacity into its other factories.

The world garment fashion trends play a major role in determining the Lounge division's future requirements with regards to fabric and leather coverings. To keep abreast of the world's fashion trends, the division continuously visits international fabric fairs to ensure that we bring the latest international fabric trends to our discerning customers.

The main objective of the division under the watchful eye of Mike Lawrence is to ensure that the factories are clearly focused on their predetermined sectors of the market, servicing target customers from the entry level to the higher ends of the market. This will be achieved by constantly improving the quality aspects of products, offering innovative product designs and ensuring exceptional customer service levels. It is also ideally placed to grow exports from a sound quality base.

The division operates from five factories: one in North West, two in KwaZulu-Natal, one in the Western Cape and one in Gauteng.

Alpine Lounge

grafton everest
Designed for Life

Gomma

Lounge Furniture

Milano
lounge

Milano
Decor



Exports



Megacor Group


DOORWISE
BRUPLY DOORS


HOME OF QUALITY PRODUCTS
HOUSE OF
YORK


Moxwood



Anthony William Herbert York (53) IMM

Tony is group managing director of Megacor group, comprising seven operations including leading brands Moxwood and House of York, and also member of the Steinhoff Africa board. Megacor manufactures and exports timber doors and household products, employing over 1 800 people.

Between 1981 and 1998, Tony was managing director of House of York, a company he founded and built into one of the leading manufacturers and distributors of popular wooden household products.

His deep involvement with the industry saw him elected as businessman of the year by the Chamber of Commerce in 1998. Tony is also chairman of the Kearsney College board.

The Megacor group had an excellent year as a result of disciplined clear focus on its objectives under the hand of Tony York. Moxwood, which produces solid pine interior and cabinet doors, has expanded its operations, and the fourth Pinetown factory will become operative in the new year, producing clear pine products for the US and UK markets. House of York, the producer of various household goods under its well-known brand, completed the first financial year as an expanded division which had more than doubled in size.

From this exceptional base, the division started with strategic initiatives in order to expand as a global manufacturer and marketer and supplier of quality value branded wooden products. The emphasis is clearly on exports and the division excels in low-cost quality manufacturing with international sales and marketing, product development and efficient quality control.

This division operates from five factories and one sawmill in KwaZulu-Natal and one factory in Gauteng.

Logistics



Jan Jacobus van der Merwe (58)
BAdmin, BA (Hons)
Jan has been managing director of the Logistics division since 1998 and also represents Steinhoff as managing director of Roadway Logistics, the joint venture with Unitrans. He is also a member of the board of Steinhoff Africa.

After spending time at Armscor presenting management development programmes, Jan joined Roadway Transport in 1972. He has 30 years' experience in transport and logistics.



Over the past years under the leadership of Jan van der Merwe, this division has established itself through a joint venture with Unitrans, as the major distributor of new furniture in South Africa. It specialises in the household goods industry rendering a wide spectrum of services such as logistics, warehousing and distribution.

New service standards and benchmarks have been established in the industry and will be developed further in the new year. Good progress has also been made with value added services in the industry, repositioning the division away from commoditised transport.

A major warehouse and distribution contract has been entered into with one of the leading furniture retail groups and exceptional service standards and cost savings have already been achieved as part of the logistics and warehousing strategy.

This division also assisted and advised on the logistics project in Poland for establishing a dedicated central warehousing and distribution centre.


Roadway Logistics


UNITRANS



Raw materials

JATEX

MATTEX



LOUNGEWEAVE


vita

vitafoam

BOTSWANA
FOAM
SUPPLIES

NAMIB
FOAM

PSL



Richard William Copley (54)
LTI, Dip Bus Management, PMD
Richard is managing director of Steinhoff's Raw Material division and a director of Steinhoff Africa. After graduating from the *Bradford Institute of Textile Technology*, his entire career has been spent in the furniture and textile industries.

Richard is responsible for nine manufacturing units, based throughout South Africa, Namibia and Botswana, supplying a wide range of products and strategic supply components to the Steinhoff Africa Local Furniture division, non-group companies and export products around the world. Prior to joining Steinhoff, Richard was with the Afcol group, Henkel GmbH and Sirdar UK.

This division manufactures and supplies dynamic, innovative, value-for-money products to the home, contracts and office furniture markets and, in so doing, provides the group's stakeholders with a predictable and sustainable return. During the period under review, the division commissioned state-of-the-art weaving looms, and an additional foam machine which allows round-block of foam to be produced, and a new sectional warping mill. It successfully relocated two of its existing foam facilities.

This division developed a flame retardant stitch-bond fabric which will comply with statutory requirements in the UK, and the Premier Spring Industries and Mattex divisions maintained their ISO 9002 status. After year-end the agreement in respect of the sale of the Premier Spring Industry division became unconditionally, although the group retained a minority stake in the purchasing company, BCM Holdings.

It is the division's mission to provide the stakeholders with sustainable returns which they intend to achieve through:

- their commitment, respect and integrity in all their dealings;
- performance excellence with commensurate recognition;
- mutually beneficial relationships with customers and suppliers;
- complete protection of the environment; and
- exceptional empowerment and participation at all levels.

This division operates from 17 facilities located countrywide and in Namibia and Botswana.

Timber and Sawmilling





Johan David Krige (45)
BComm, CA(SA), AEP
Jed is managing director of Steinhoff Africa's Timber and Sawmilling division. A chartered accountant by profession, Jed spent his early career in the manufacturing environment.
In 1993, he assisted in the start-up of Braecroft Timbers, a small company with two timber farms, two small sawmills, a factory producing knock-down shelving and DIY kits for exports and a 30% stake in a large structural mill, Malenge Sawmill.

Jed was appointed managing director of the Sawmilling division of Steinhoff's Megacor division in 1999. Following the acquisition of Thesen's sawmilling assets and Woodline Timber Industries in 2001, he was promoted to his present position. Jed is also a member of the Steinhoff Africa board.

The task to expand the Timber and Sawmilling division as a separate division in the group, fell on Jed Krige during the period under review. Rising to the challenge, this division achieved significant growth in volumes and profitability from its existing sawmilling and timber value-adding operations as well as from acquisitions made during the year.

Acquisitions included the business of Woodline Timber Industries as well as the assets of Thesen & Co (Pty) Limited in the southern Cape. In addition, the division took over the management of Steincraft, an export-oriented manufacturing unit producing garden furniture and related products from hardwoods supplied locally in South Africa.

The division is currently taking part in the bidding process regarding the privatisation of state forests with a view to extending its forestry, timber and sawmilling operations, thereby providing additional opportunities for supply into the furniture and DIY markets locally and abroad.

The division is currently extending its milling operations and is expected to commission a technologically advanced sawmill during the next financial year.

The division advises on plantation management in order to ensure that Forestry Stewardship Council (FSC) certified timber is not only produced and sourced but also used in all the divisions.

Four sawmills, five factories and three pole plants make up the division's facilities.


BRAECROFT


MALENGE
(PTY) LTD


STEINCRAFT


THESEN
KNYSNA


WOODLINE TIMBER INDUSTRIES

Pacific region





STEINHOFF PACIFIC

FREEDOM
Manufacturing



MARSHALL FURNITURE

Steinhoff Sofa 


NEXUS



Philip Andrew Smith (41)
BEcon, CPA, MBA
Philip is managing director of Steinhoff Pacific, a business formed on the strength of the supply alliance with the Freedom group of companies, augmented by the acquisition of the Nexus furniture brand and assets during 2002. The business has five operating divisions in Australia, manufacturing sofas and complementary pieces, upholstered suites, metal furniture, timber case goods and hospital beds and timber furniture for the bedroom and dining market segments, as well as sourcing fabric.

Prior to joining Steinhoff, Philip was manufacturing director of a furniture company and chief executive of Burgess Furniture Australia. An accountant by profession, he also holds an MBA. He was state councillor of the Furniture Industry Association of Australia between 1996 and 1998.

This year marked the first full year of operation of Steinhoff Pacific, a business formed on the strength of the supply alliance formed with Freedom Group Limited, listed on the Australian Stock Exchange.

Steinhoff Pacific used the year under review to focus upon building the internal capacity and capability of its operations. Using the expertise of resources within the Steinhoff group, we have achieved significant increases in output through the adoption of new production methods and systems.

The Nexus furniture brand and assets were acquired during the year adding further to the solid timber potential and ability to meet the needs of the growing Freedom group.

The capacity enhancement and addition to capabilities form part of our vision to service the needs of the Freedom group and provide them with a strategic advantage by providing exceptional product, customer service, delivery performance and stock relationships.

Opportunities to extract the benefits from the alliance will provide further growth and profit improvement impetus for the company in the year ahead.

Steinhoff Pacific has the following divisions:

FM Manufacturing
With facilities in Sydney and Auckland manufactures upholstered sofas and complementary pieces for the Freedom group and for commercial market applications.

Steinhoff Sofas
Operates from a facility in Adelaide and produces upholstered suites for the Freedom group of companies.

Marshall Furniture
Produces a range of metal furniture, timber case goods and hospital beds for both domestic and commercial applications from its Adelaide facility.

Nexus Furniture
From its facilities in Victor Harbour, near Adelaide, produce quality solid timber furniture for the bedroom and dining market segments.

Steinhoff Fabrics is an essential specialised fabric sourcing entity focusing on the needs of Steinhoff Pacific and the Freedom group.

It is the vision of this division to expand its capacities in order to broaden the range of products manufactured for Freedom group in order to make full use of the growth of Freedom in the Australian and New Zealand markets.











Group Services International



Ray, Piet, Jan, Johan, Enrico

Johannes Henoch Neethling van der Merwe (43)
BAcc, CA(SA)

Jan leads the Steinhoff International Group Services team and is a director of various companies within the group. He has wide experience in most of the operational aspects of the group's business.

A qualified chartered accountant, Jan entered the industry as a buyer for Gommagomma Holdings in 1989. Since then, he has held several positions, including financial director and managing director of Steinhoff Furniture. He was appointed managing director of Steinhoff Africa Group Services in 1999 and the International Group Services in 2001.

The mandate of the Group Services team is to ensure that Steinhoff International and each operating division be enabled with cost-effective support, advice and systems to fulfil their goals, and therefore to maintain sustainable growth.

This team forms the "gel and glue" of a cohesive worldwide group and comprises Jan van der Merwe, Ray Cox, Piet Ferreira, Johan Geldenhuys, Stéhan Grobler (also Company Secretary, refer page 13), Enrico Liebenberg and Frikkie Nel (also Group Finance Director, refer page 13).

Amongst their ranks are three chartered accountants, a merchant banker, an MBA, IT specialist and a lawyer as well as one of the experts ("an institution") in the furniture industry. Collectively they boast 16 tertiary qualifications and at least 81 years' experience in the household goods industry 56 years of which has been involvement with Steinhoff.

The Steinhoff International Group Services team is supported and assisted by divisional group services teams.

Corporate governance


Steinhoff
International Holdings Ltd

The Steinhoff group remains fully committed to the principles of effective corporate governance and application of the highest ethical standards in the conduct of its business. The group endorses the principles of integrity and accountability advocated by the Code of Corporate Practices and Conduct set out in the King Report on Corporate Governance ("King II" or "King Report"). Efforts made in the group over a number of years conform with current international trends towards improving transparency in reporting and accountability. In all dealings we strive to ensure that the interests of stakeholders are foremost in our decisions and that they are fully informed of the process.

Ethics

We have adopted a code of ethics, committing ourselves to the highest ethical standards of conduct. The code spells out our commitment towards shareholders, customers, suppliers and the community at large, as well as policies and guidelines regarding the personal conduct of management officials and other employees.

Board of directors

The board consists of twelve directors, of whom seven are non-executive directors. To broaden the expertise and independence level of the board Adv J N S (Dup) du Plessis SC, Mr J F (Jannie) Mouton and Dr F A (Franklin) Sonn have been appointed as non-executive directors who will attend their first board meeting in December 2002. The board considers Messrs Dirk Ackerman, Jannie Mouton and Claas Daun, Drs Len Konar and Franklin Sonn and Adv Dup du Plessis as independent, non-executive directors, as described in the King Report.

The primary responsibilities of the board include regular review of strategic direction of investment decisions and performance against approved plans, budgets and best practice standards. The board retains full and effective control over the group and decisions on material matters are reserved by the board, materiality being defined in delegated authorities regarding matters such as capital expenditure, goods and services procurement, property transactions, borrowings and investments.

The board meets at least quarterly and more frequently, if circumstances or decisions require. During the period under review the four meetings which took place were attended as follows:

B E Steinhoff	4
M J Jooste	4
D M van der Merwe	4
F J Nel	4
N W Steinhoff	4
K J Grove	3
D E Ackerman	4
D Konar	4
C E Daun	2

Meetings are conducted in accordance with a formal agenda, ensuring that all substantive matters are properly addressed. Standing sub-committees of the board have been appointed, details of which are set out below, while ad hoc sub-committees are created as and when necessary.

The board presently considers it to be in the group's interest to retain the positions of an executive chairman and group managing director, the latter taking full responsibility for all operations.

The entire board is involved in the process of nomination, selection and appointment of directors. Directors are appointed on the basis of skill, acumen, experience and level of contribution to and impact on the activities of the group. Non-executive directors contribute an unfettered and independent view on matters considered by the board and enjoy significant influence in deliberations at meetings. They formally meet in committee on a quarterly basis to evaluate management performance. Under the chairmanship of Dr Len Konar the performance of the board and individual members have been evaluated which, in future, will be done annually. All directors have the requisite knowledge and experience required to properly execute their duties, and all participate actively in the proceedings at board meetings. Terms of office of non-executive directors are subject to three-year rotation provisions, while executive directors are employed subject to the group's general conditions of service. The newly appointed non-executive directors will be considered for appointment to the various sub-committees in due course.

All directors have access to the advice and services of the company secretary and are entitled, at the group's expense, to seek independent professional advice about the affairs of the group regarding the execution of their duties if such expertise is required.

Executive committee

The committee is chaired by the group managing director and its membership consists of the executive directors of the company. It meets formally on a monthly basis, with designated corporate staff managers and divisional directors in attendance, and informally on a weekly basis.

The committee and its members are individually mandated, empowered and held accountable for implementing the strategies and key policies determined by the board; managing and monitoring the business and affairs of the organisation in accordance with approved business plans and budgets; prioritising the allocation of capital and other resources and establishing best management and operating practices. Structured management succession planning, for purposes of identifying, developing and advancing of future leaders in the group, is an important element in the managing process.

Audit committee

The audit committee is a sub-committee of the board and comprises three members, two of whom are independent non-executive directors, under the chairmanship of non-executive director Dr Len Konar. The audit committee meets formally at least three times per annum to consider financial reporting issues and to advise the board on a range of matters, including corporate governance practices, internal control policies and procedures, and internal and external audit management. The external auditors attend the formal committee meetings and also have unrestricted informal access to the chairman of the audit committee. The European division also has a local audit committee which operates in a similar fashion, and which reports any material issues to the Steinhoff International audit committee. The audit committee is satisfied that the independence of the external auditors is not compromised by the present scale of non-audit fees paid to them. All members attended every meeting held during the year.

The members of the audit committee are reflected on pages 12 to 14.

Human resources & remuneration committee and nomination committee

The human resources & remuneration and nomination committees are also sub-committees of the board. The human resources & remuneration committee currently comprises two independent, non-executive members, Mr Dirk Ackerman and Dr Len Konar and the group managing director Mr Markus Jooste and is chaired by non-executive director Mr Ackerman. Its main responsibility is to review and approve the remuneration and employment terms of executive directors and senior group executives, as well as consider new appointments to the group and subsidiary boards. Two meetings of the committee are scheduled annually, with ad hoc meetings convened as and when required. During the year three meetings were held.

The nomination committee comprising amongst others Dr Len Konar, the group managing director and the company secretary have met and finalised the proposals for the appointment to the board of Adv Du Plessis, Mr Mouton and Dr Sonn.

Details of directors' remuneration are set out in note 1 to the financial statements.

In addition to complying with provisions of the code as disclosed in the company's corporate governance statements, the board has applied the principles of good governance relating to directors' remuneration as described below.

In determining the remuneration of the executive directors, the remuneration committee aims to provide the appropriate packages required to attract, retain and motivate the executive directors whilst giving due consideration to remuneration levels, both within and outside the group. To meet these objectives, the committee takes regular advice from external remuneration specialists.

The company's primary executive remuneration objective is to reward the executive directors so as to ensure that their interests are as far as possible commensurate and aligned with the interests of the shareholders.

Remuneration for the executive directors consists of an all-inclusive total cost to company basic salary, a performance related bonus and share incentives. Full details of the remuneration of the individual directors and information on share rights are set out in note 1 to the annual financial statements.

The *basic salaries* for the executives are reviewed annually in July. The committee compares current rates of pay to those observed in similar relevant companies within and outside the group. This information is then adjusted to reflect both the group's performance compared to similar companies and the individual's performance. Benefits such as retirement, medical benefits and company vehicles are reflected separately where legislation prohibits total cost reflections.

Annual incentive bonus – the remuneration committee uses an annual performance bonus as an incentive to executives to achieve predetermined financial and other targets based on earnings growth and cash flow. The remuneration committee sets the measurement criteria of the executives which includes "soft issues" and are reviewed on a regular basis.

Share incentive scheme – the company has a deferred delivery share incentive scheme for directors and senior executives which has been approved by shareholders. The committee grants rights which relate to the executive directors' positions and responsibilities. Rights granted are subject to time limits and performance criteria. Rights are also granted to non-executive directors since this aligns the interests of these directors with the group's minority shareholders. The rights differ from those afforded the executives as described in paragraph 4.2 of the notice of annual general meeting.

The remuneration of the non-executive directors is set by the group managing director after consultation with the company's advisors.

Stakeholder communication

The board considers that balanced and understandable communication of the group's activities to stakeholders is essential and strives to clearly present any matters material to a proper appreciation of the group's position. The interests and concerns of stakeholders are addressed wherever possible by communicating information as it becomes known, regardless of the potentially positive or negative impact, however, without having an adverse effect on the competitive position of the group.

The directors seek to build on a mutual understanding of objectives shared between the company and its institutional shareholders through a regular series of meetings and presentations. The board welcomes the attendance of private shareholders at the annual general meeting and the opportunity to address any questions which they may have. The chairmen of the audit and human resources & remuneration committees attended last year's annual general meeting and intend to be present at the forthcoming meeting. At last year's annual general meeting, all resolutions were passed on a show of hands. After the vote, the level of proxies lodged on each resolution was announced at the meeting.

The company adopts a proactive stance in timely dissemination of appropriate operational information to stakeholders through print and electronic news releases and the statutory publication of the group's financial performance.

Financial control and reporting

The directors are responsible for ensuring that group companies maintain adequate records, and for reporting on the financial position of the group and the results of the activities with reasonable accuracy and reliability. Financial reporting procedures are applied in the group at all levels to meet this responsibility. Divisional executives meet regularly with management of operating companies on a formal basis and are involved in the major decision-making processes of all group companies. Financial and other information is constantly reviewed and any action necessary is taken immediately.

Improvements to the quality of reported information have been effected by means of replacing or upgrading of a number of major information systems of the group company levels. The benefits have become visible during the most recent financial year when these new systems were bedded down.

The group's financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and the consistent use of appropriate accounting policies (unless an accounting policy requires revision or adoption to new accounting standards, in which case proper disclosure will be made), supported by reasonable and prudent judgements and estimates, in order to properly disclose the group's financial status.

Internal control, risk management and internal audit

The directors welcome the guidance for directors published in the King Report concerning the operation of a sound system of internal control.

The board is responsible for the group's system of internal control and risk management and for reviewing its effectiveness. In order to discharge that responsibility, the board confirms that it has established the procedures necessary to implement the recommendations, including clear operating procedures, lines of responsibility and delegated authority.

The board instituted a more formal risk management process during the year, including an initial series of risk management workshops, organised by consultants, which were conducted in May 2002. Consequently, the board is confident that the fundamental processes are now in place to ensure compliance with risk management requirements going forward.

The business risk management procedures and other internal controls described below will be further developed over the coming year so that, together with management's entrepreneurial and creative skills and their primary focus of running the business, the group can take advantage of the benefits from implementing the King Committee guidance to further enhance shareholder value.

The board of directors has overall responsibility for ensuring that the group maintains a system of internal financial control to provide it with reasonable assurance regarding the reliability of the financial information used within the business and for publication, and to ensure that assets are safeguarded. There are inherent limitations in any system of internal financial control and accordingly even the most effective system can provide only reasonable, and not absolute, assurance with respect to the preparation of financial information and the safeguarding of assets.

The key features of the internal control system that operated throughout the year covered by the financial statements are described under the following headings:

- ***Control environment***

The board has put in place a documented organisational structure with clearly defined and understood lines of responsibility and delegation of authority from the board to operating units. There are established policies and procedures, including a code of conduct, to foster a strong ethical climate.

- ***Identification and evaluation of business risks and control objectives***

The board has the primary responsibility for identifying the major business risks facing the group and for developing appropriate policies to manage those risks. The risk management approach is used to focus the attention of directors and management on the group's most significant areas of risk and to determine key control objectives.

- ***Information systems***

The group operates a comprehensive annual planning and budgeting system with an annual budget approved by the board. There is a financial reporting system, which compares results with plan, and the previous year on a regular basis, to identify any significant deviation from approved plans. Reports include a regular cash flow statement projected for 12 months, which is used in determining that the group has adequate funding for its future needs.

- ***Risk management***

Risks are identified and monitored through the planning process, the close involvement of the executive directors in the group's operations and the periodic monitoring of key issues to ensure that the significant risks faced by the group are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity.

- ***Main control procedures***

The board has adopted a schedule of matters which are required to be brought to it for decision, thus ensuring that it maintains full and effective control over appropriate strategic, financial, organisational and compliance issues. The board has identified a number of key areas which include treasury, legal and other matters which are subject to regular reporting. Financial controls and procedures are in place, including procedures for seeking and obtaining approval for major transactions and organisational changes. Organisational controls, involving the segregation of incompatible duties and controls relating to the security of assets are also covered.

- ***Monitoring***

The board has delegated to executive management the implementation of risk management and internal financial control. The operation of the system is monitored and a programme of reviews, focusing on key aspects of the business, has been carried out.

The board conducts annual reviews of the operation and effectiveness of this system of internal financial control. The board considers that there have been no weaknesses in this system which have led to any material losses or contingencies during the last year or the period from the balance sheet date to the date of this report.

Risk management is addressed in the areas of general business risks, credit risks, exchange rate exposure, insurable losses, interest rate and liquidity risks.

Our audit committee which meets quarterly, is involved in our financial risk management. It also monitors external and internal audits, accounting policies and related issues, while its risk sub-committee, is responsible for evaluating commercial risks to our business and approving recommended risk strategies. The risk sub-committee also monitors compliance with these strategies and reports to the board. Members of senior management meet on a regular basis to analyse currency and interest rate exposures and to re-evaluate treasury management strategies against revised economic forecasts.

The principal categories of financial market risk we face are changes in foreign exchange rates, fluctuations in commodity prices, and, to a lesser extent, interest rate movements.

- ***Internal control***

The directors accept responsibility for maintaining appropriate internal control systems to ensure that company assets are safeguarded and managed, and losses arising from fraud or other illegal acts are minimised. Control systems are monitored and improved in accordance with generally accepted best practices.

- ***Internal audit***

The internal audit department is a function established at corporate level, reporting to the audit committee, to assist executive management and the audit committee in the effective discharge of their respective responsibilities, by means of independent financial, internal control and operational systems reviews. The internal audit function has been outsourced to the Enterprises Risk division of the company's external auditors, Deloitte & Touche, locally, Europe by Procedo Internal Audit and in respect of the Pacific and UK divisions by our Group Services team.

Fraud and illegal acts

The company does not engage in or accept or condone the engaging in of any illegal acts in the conduct of its business. The directors' policy is to actively pursue and prosecute the perpetrators of fraudulent or other illegal activities, should they become aware of any such acts.

Employment equity and development

The group believes that the importance of the effective development of its people cannot be over-emphasised and represents a key factor in the success of the group. The human resource policies in operation are directed by a broad framework of corporate values and are driven by the need to ensure effective utilisation and investment in human resources. Merit and competence are the two key criteria for advancement in the company. However, the diversity of cultures existing in the group is acknowledged. The group continually seeks to redress historical imbalances so that all employees can compete on equal terms. The group actively participates in initiatives directed at the economic empowerment of previously disadvantaged groups in the South African community and expects that extensive benefits will accrue from this process in the short and longer terms. The group also operates a share incentive scheme to enable workers, on merit, to participate in the equity of the group.

The group applies policies that do not discriminate on grounds of race, age, disability, sex or religion and which provide good opportunities for disadvantaged sections of the community.

The group recognises the rights of employees with regard to freedom of association and representation within the context of corporate economic viability arising from its responsibility to its shareholders. The group affirms that employees have the right to choose whether or not they wish to participate in organised labour structures and has provided assistance to employees to set up employee forums.

Insider trading

No employee may deal, directly or indirectly, in Steinhoff shares on the basis of unpublished price-sensitive information regarding the business or affairs of the group. No director, or management official who participates in the Steinhoff Share Scheme, may trade in Steinhoff shares during closed periods determined by the board. These include the periods between one month after the end of the interim and annual reporting periods and the announcement of financial and operating results for such reporting periods.

Interest in contracts

During the year under review, none of the directors had a significant interest in any contract or arrangement entered into by the company or its subsidiaries.

Ethical responsibilities and the environment

A group ethical trading policy covering safety, quality, legal, environmental and social matters has been adopted setting out required standards for suppliers of goods and services. It is the company's global policy to work with its suppliers to achieve the aims of this policy.

In relation to the environment, the group aims at all times to comply with all relevant legal obligations and regulations concerning the environment and to adopt an all-encompassing approach to environmental protection measures with the object of achieving continuous improvements.

The company strives to keep waste materials to a minimum and to reduce, recycle and, where necessary, dispose of waste by the safest and most responsible means available to reduce environmental impact.

It is the group's aim wherever possible to obtain goods from suppliers who operate established environmental policies based on relevant legal requirements for the countries in which they operate and to have particular regard to sustainable operations and sustainable products. The South African division sources all its timber from Forest Council Stewardship (FCS) certified forests. The company will try to use renewable resources wherever feasible and work with its suppliers to conserve natural resources where renewable options are not available.

Managed health care

Access to health care is provided to all employees either through the network of group-run primary health care clinics and hospitals or through the provision of medical insurance schemes.

The group continues to take a proactive stance against life-threatening epidemics such as HIV/Aids. These diseases are being actively managed, largely on a preventative basis, to negate their impact on the business and the employees themselves.

Going concern

The directors report that, after making enquiries, they have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Annual financial statements

CONTENTS

Steinhoff
International Holdings Ltd





Report of the independent auditors

TO THE MEMBERS OF STEINHOFF INTERNATIONAL HOLDINGS LIMITED

INTRODUCTION

We have audited the annual financial statements and group annual financial statements of Steinhoff International Holdings Limited, set out on pages 55 to 106 for the year ended 30 June 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the group at 30 June 2002 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.



9 September 2002

Directors' report

for the year ended 30 June 2002

The directors have pleasure in presenting the annual financial statements of the company and the group for the year ended 30 June 2002.



NATURE OF BUSINESS

Steinhoff is a holding company invested predominantly in the household goods and related industries. Steinhoff is a globally integrated lifestyle supplier that manufactures, warehouses and distributes household goods and also provides financial and management services to group companies.

DIVIDENDS

The directors have resolved to award capitalisation shares to shareholders registered at the close of business on 1 November 2002, with shareholders having the right to elect to receive instead a final cash dividend of 15 cents (2001: 12 cents) per share.

SUBSIDIARY COMPANIES

Particulars of the company's subsidiaries are provided in note 9.

The attributable interest of the company in the aggregate income and losses after taxation of its subsidiaries for the year ended 30 June 2002 is:

	2002 R'000	2001 R'000
Aggregate amount of income after taxation	567 753	568 016

Steinhoff International Holdings Ltd

RISK MANAGEMENT

The group has continued to use a risk management policy, which incorporates elements of self-insurance. This is backed by an active risk appraisal and review programme and the extent of external insurance cover is at all times sufficient to ensure that the level of risk retained by the group is not significant.

SHARE CAPITAL

The following shares were issued during the year:

Date	Number of shares	Consideration
17 July 2001	14 497 000	Cash
28 September 2001	3 352 200	Cash
29 October 2001	9 673 123	Capitalised dividend
26 November 2001	8 000 000	Cash
5 March 2002	1 771 000	Loan to Steinhoff Share Trust
24 May 2002	40 000 000	Cash

Details of the cash consideration received are disclosed in note 30.

CONTRACTS

No contracts in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company or any of its subsidiaries, were entered into during the year.

Directors' report (continued)


Steinhoff
International Holdings Ltd



POST-BALANCE SHEET EVENTS

The directors are not aware of any material post-balance sheet events.

GOING CONCERN

The directors are of the opinion that the company and the group have adequate resources to continue operating their businesses in the foreseeable future. Therefore, the financial statements have been prepared on a going concern basis.

SPECIAL RESOLUTIONS

Special resolutions were passed by the company and South African subsidiaries in general meetings during the year as reflected on page 107.

DIRECTORATE

The directors in office at the financial year-end and date of this report, were as follows:

Executive

Bruno Ewald Steinhoff (German)
Markus Johannes Jooste
Fredrik Johannes Nel
Daniël Maree van der Merwe
Norbert Walter Steinhoff (German)

Non-executive

Karel Johan Grove
Dirk Emil Ackerman
Claus Edmund Daun (German)
Dr Deenadayalen Konar

DIRECTORS' SHAREHOLDING

At 30 June 2002 the present directors of the company held direct and indirect interests in 160 344 915 (2001: 164 124 057) or 17,7% (2001: 19,8%) of the company's issued ordinary shares.

SECRETARY

Stephanus Johannes Grobler acts as secretary to the company.

Business address	**Postal address**
28 Sixth Street	PO Box 1955
Wynberg	Bramley
2090	2018

APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS



It is the directors' responsibility to ensure that the annual financial statements fairly present the state of affairs of the company and the group. The external auditors are responsible for independently auditing and reporting on the financial statements.

The financial statements set out in this report have been prepared by management on the basis of appropriate accounting policies which have been consistently applied and which are supported by prudent judgements and estimates. The financial statements have been prepared in accordance with Statements of Generally Accepted Accounting Practice as applied in South Africa.

The directors have reasonable expectation, and the auditors concur, that the company and the group have adequate resources to continue in operation for the foreseeable future, and the annual financial statements have therefore been prepared on a going concern basis.

The annual financial statements for the year ended 30 June 2002, which appear on pages 55 to 106, were approved by the board and signed on its behalf on 9 September 2002.

Bruno Ewald Steinhoff
Executive Chairman

Markus Johannes Jooste
Group Managing Director


Steinhoff
International Holdings Ltd

SECRETARY CERTIFICATION

I certify, in accordance with section 268 G(d) of the Companies Act, 1973, as amended ("the Act") that the company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of the Act and that all such returns are true, correct and up to date.

Stephanus Johannes Grobler
Company Secretary

9 September 2002



Steinhoff
International Holdings Ltd



Principal accounting policies

for the year ended 30 June 2002

The annual financial statements and group annual financial statements are prepared on the historical cost basis and incorporate the following principal accounting policies which have been consistently applied in all material respects, except where otherwise stated.

PRESENTATION OF FINANCIAL STATEMENTS
These financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and are presented in South African rand.

The financial statements for the year cover the twelve-month period ended 30 June 2002.

Unless otherwise stated, all amounts in the annual financial statements are shown rounded off to the nearest R1 000.

ADOPTION OF SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE
During the current year, the group has adopted the following South African Statements of Generally Accepted Accounting Practice for the first time:

- AC116: Employee benefits
- AC135: Investment property

The impact of these changes in accounting policies is reflected in note 33 to the financial statements.

CONSOLIDATION
The consolidated annual financial statements of Steinhoff International Holdings Limited incorporate the annual financial statements of the company and enterprises controlled by the company. Control is achieved where the company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

Where the group's interest in subsidiary undertakings is less than 100%, the share attributable to outside shareholders is reflected in minority interests.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair value at the date of acquisition.

The operating results of subsidiaries acquired or disposed of during the reporting period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Premiums arising on the acquisitions of subsidiaries and any excess of net assets of a subsidiary over the cost of acquisition are treated in terms of the group's accounting policy for goodwill.

INTERESTS IN ASSOCIATES
An associate is an enterprise over which the group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Where a group enterprise transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Premiums arising on the acquisitions of interests in associates and any excess of net assets of an associate over the cost of acquisition are treated in terms of the group's accounting policy for goodwill.

INTERESTS IN JOINT VENTURES

A joint venture is defined as a contractual arrangement whereby two or more entities undertake an economic activity, which is subject to joint control. Joint control implies that neither of the contracting parties is in a position to unilaterally control the assets of the venture. Joint ventures are accounted for by means of the proportionate consolidation method whereby the attributable share of each of the assets, liabilities, income and expenses and cash flows of the jointly controlled entity is combined on a line-by-line basis with similar items in the group's annual financial statements. The consolidated cash flow statement includes the group's share of the cash flows of the jointly controlled entity. A proportionate share of intercompany items is eliminated.

Any difference between the cost of acquisition and the group's share of the net identifiable assets, fairly valued, is recognised and treated according to the group's accounting policy for goodwill.

INVESTMENTS

Investments, other than interests in associates and joint ventures, are stated at cost less amounts written off and impairment losses. Where, in the opinion of the directors, a permanent diminution in value has occurred, an impairment loss is recognised and charged to income.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at historical cost to the group, less accumulated depreciation.

The gross carrying amount of property, plant and equipment is initially measured using the historical cost basis of accounting. Subsequent expenditure relating to an item of property, plant and equipment is capitalised to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the item concerned, will flow to the enterprise. All other subsequent expenditures are recognised as expenses in the period in which they are incurred.

Depreciation is provided on the reducing balance basis at rates, which will reduce the book values to estimated residual values over the expected useful lives of the assets. The method and rates used are determined by conditions in the relevant industry.
Depreciation rates are:

Buildings	2%
Plant and machinery	10%



Steinhoff
International Holdings Ltd

Principal accounting policies (continued)

for the year ended 30 June 2002

Motor vehicles	20%
Office equipment and furniture	10%
Computer equipment and production software	25%

During previous years buildings were not depreciated. Depreciating buildings is a change in the accounting policy, which has been applied retrospectively.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Land is not depreciated. Lease improvements on capitalised lease premises are written off over the term of the lease.

The recorded value of depreciated assets is periodically compared to the anticipated recoverable amount if the asset were to be sold. Where an asset's recorded value has declined below the recoverable amount, and the decline is expected to be of a permanent nature, the decline is recognised as an expense.

Steinhoff International Holdings Ltd



IMPAIRMENT OF ASSETS

The carrying amounts of assets stated in the balance sheet, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated as the higher of the net selling price and its value in use. An impairment loss is recognised in the income statement whenever the carrying amount exceeds the recoverable amount.

In assessing value in use, the expected future cash flows are discounted to their present value that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A previously recognised impairment loss is only reversed if there has been a change in the estimates used to determine the recoverable amount; however, not to an amount higher than the carrying amount that would have been determined (net of depreciation and amortisation) had no impairment loss been recognised in previous years.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in the recoverable amount relates clearly to the reversal of the effect of that event.

PATENTS AND TRADEMARKS

The initial cost of acquiring a patent or trademark is capitalised and amortised on a straight-line basis over its estimated useful life, which ordinarily does not exceed 20 years. The cost of renewing patents and trademarks is charged to the income statement.

GOODWILL

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is capitalised and amortised on a straight-line basis over its useful economic life, a period generally not exceeding 20 years. Where, in the opinion of the directors, a permanent diminution in value has occurred, an impairment loss is recognised and charged to income.

Goodwill arising on the acquisition of an associate is not recognised separately on the face of the balance sheet but is included within the carrying amount of the associate.

Goodwill arising on the acquisition of subsidiaries and jointly controlled entities is presented separately in the balance sheet.

Negative goodwill represents the excess of the group's interest in the fair value of the identifiable assets and liabilities acquired over the cost of acquisition. Negative goodwill that relates to anticipated future losses or expenditure is recognised as income when these losses or expenditure are incurred. Negative goodwill that relates to identifiable non-monetary assets acquired is recognised as income on a straight-line basis over the useful economic life of the non-monetary assets, a period generally not exceeding five years.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of the profit or loss on disposal.

LEASED ASSETS

The group as lessor

Rental income from operating leases is recognised when the income is due. The group is not party to any finance leases as lessor.

The group as lessee

Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Capitalised leased assets are depreciated using the reducing balance basis at rates which will reduce the book values to estimated residual values over the expected useful lives of these assets or, where shorter, the term of the relevant lease.

Rentals payable under operating leases are charged to income when the rental is due.

INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost of work-in-progress and finished goods comprises direct materials, direct labour costs where applicable, and where appropriate, those manufacturing overheads that have been incurred in bringing the inventories to their present location and condition. Cost is determined on the first-in first-out basis. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Where necessary, provision is made for obsolete, slow moving and defective inventories.





Steinhoff International Holdings Ltd



Principal accounting policies (continued)

for the year ended 30 June 2002

CASH AND CASH EQUIVALENTS
Cash and cash equivalents are defined as cash and bank, overdrafts and near-cash financial instruments.

TAXATION
The charge for taxation is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using the tax rates that have been enacted or substantively enacted by the balance sheet date.

Temporary differences arise from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In general, deferred tax liabilities are recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities which affects neither the tax profit nor the accounting profit at the time of the transaction. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is charged or credited in the income statement except when it relates to items credited or charged directly in equity, in which case deferred tax is also dealt with in equity.

FOREIGN CURRENCIES
Transactions in currencies other than the reporting currency are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates ruling on the balance sheet date. Profits and losses arising on foreign exchange currencies are dealt with in the income statement.

In order to hedge its exposure to foreign exchange risks, the group enters into currency forward contracts. Unrealised gains and losses arising on fair valuing currency forward contracts designated as hedges of identified exposures are charged to income and the resultant foreign exchange asset or liability recognised in the balance sheet.

All foreign subsidiaries of the company are classified as foreign entities. On consolidation, the assets and liabilities of these entities are translated at exchange rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and are recognised as income or as expenses in the period in which the entity is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the historical rate.

DISCONTINUING OPERATIONS
A discontinuing operation is a significant distinguishable component of the group's business that is abandoned or terminated pursuant to a single formal plan, and which represents a separate major line of business or geographical area of operations.

The profit or loss on sale or abandonment of a discontinuing operation is determined from the formalised discontinuance date.

REVENUE RECOGNITION

Sale of goods

Revenue from sale of goods is recognised when substantially all the risks and rewards of ownership have been transferred to the buyer and the enterprise does not retain continuing managerial control of the goods to a degree usually associated with ownership, when the amount of revenue and costs incurred or to be incurred in respect of the sale transactions can be measured reliably, and when the collectability of the consideration in respect of the sale is reasonably assured.

Interest

Interest revenue is recognised on a time-proportion basis by reference to the principal outstanding and at the interest rate applicable.

Rental income

Rental income is recognised when the right to receive rentals is assured.

Dividend income

Dividend income from investments is recognised when the right to receive payment has been established.

BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (ie assets that necessarily take a substantial period of time to get ready for their intended use or sale) are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

EXCEPTIONAL ITEMS

All items of income and expense arising in the ordinary course of business are taken into account in arriving at income before taxation. Where items of income and expense are of such size, nature or incidence that their disclosure is relevant to explain the performance of the group or company, they are separately disclosed and appropriate explanations are provided.

RETIREMENT BENEFIT COSTS

Payments to defined contribution plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

For defined retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date.

Actuarial gains and losses which exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the amended benefits become vested.



Steinhoff International Holdings Ltd

Principal accounting policies (continued)

for the year ended 30 June 2002

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognised actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Current and future liabilities in respect of post-retirement medical benefits are recognised, as calculated by independent actuaries. This is a change in the accounting policy. Previously the post-retirement medical benefits were charged to income when incurred.

EARNINGS PER SHARE
Earnings per share is the earnings attributable to shareholders for the year divided by the weighted average number of shares in issue, and is expressed in cents.

Fully diluted earnings per share is calculated on the maximum number of shares that would have been in issue at year-end had all share options been exercised and other potential dilutions taken place at the beginning of the year.

Headline earnings per share is based on the earnings attributable to shareholders after abnormal items but before taking into account exceptional items, adjusted for the attributable value of items of a capital nature, and is calculated on the weighted average number of shares in issue.



Steinhoff
International Holdings Ltd

DIVIDEND REINVESTMENTS
Ordinary shares issued as a capitalisation dividend award are capitalised by applying to a shareholder's shareholding, on the dividend payment date, the ratio that a cash dividend bears to the issue price of the shares to be issued.



RESEARCH AND DEVELOPMENT COSTS
Research costs are recognised as an expense in the period in which they are incurred.

Expenditure on development is charged to income in the year in which it is incurred except where a clearly defined project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are capitalised as an intangible asset and amortised on a straight-line basis over the life of the project from the date of commencement of commercial operation.

PROVISIONS
Provisions are recognised when the group has a present obligation as a result of a past event and it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

FINANCIAL INSTRUMENTS
Financial assets
The group's principal financial assets are bank balances and cash, funds on call and deposit, accounts and other receivables and loans receivable.

Bank balances and cash and funds on call and deposit are stated at fair value.

Accounts and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Loans receivable are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and equity instruments
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. Debt instruments issued which carry a right to convert to equity that is dependent on the outcome of uncertainties beyond the control of both the group and the holder, are classified as liabilities except where the possibility of non-conversion is remote.

Significant financial liabilities include finance lease obligations, interest-bearing bank loans and overdrafts and accounts and other payables.

Equity instruments comprise ordinary share capital.

The accounting policy adopted for finance lease obligations is outlined above.

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts and other payables are stated at their nominal value.

Equity instruments are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments
Derivative financial instruments, comprising currency forward contracts, are not recognised in the financial statements on inception. The policy adopted for instruments designed to hedge foreign exchange risks is outlined under 'foreign currencies' above.

Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges are recognised directly in equity. Amounts deferred in equity are recognised in the income statement in the same period in which the hedged firm commitment or forecasted transaction affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Effects of changing prices
While current cost financial statements are not published, the group continues to monitor the effects of inflation and currency fluctuations on profitability, cash flow, assets and liabilities.



Steinhoff
International Holdings Ltd



Steinhoff International Holdings Ltd



Income statements

for the year ended 30 June 2002

	Notes	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
Revenue		**8 207 936**	5 773 532	**3 761**	7 161
Cost of sales		**5 146 897**	3 678 615	**3 761**	7 161
Gross profit		**3 061 039**	2 094 917	–	–
Sundry income		**349 075**	323 312	**16 778**	17 587
Gain on sale of trademark		–	179 283	–	–
Distribution costs		**590 905**	453 726	–	–
Salaries and wages		**828 962**	640 383	**1 562**	1 094
Operating expenses		**1 113 796**	779 624	**5 719**	8 208
Goodwill amortisation and other impairment write-offs		**60 552**	37 531	–	–
Discontinued operations	34	**83 171**	44 384	–	–
Operating income	1	**732 728**	641 864	**9 497**	8 285
Finance costs	2	**130 190**	110 716	**18 054**	8 123
Income from investments	3	**50 891**	64 068	**46 267**	268
Income before taxation		**653 429**	595 216	**37 710**	430
Taxation	4	**52 609**	27 130	**4 643**	360
Net income after taxation		**600 820**	568 086	**33 067**	70
Share of associate companies' retained income		**55 964**	38 111	–	–
Loss attributable to outside shareholders		**1 809**	1 819	–	–
Earnings attributable to ordinary shareholders		**658 593**	608 016	**33 067**	70
Basic earnings per share (cents)	5	**76**	74		
As previously stated		**76**	78		
Change in accounting policy		–	(4)		
Fully diluted earnings per share (cents)	5	**74**	71		
As previously stated		**74**	77		
Change in accounting policy		–	(6)		
Headline earnings per share (cents)	5	**93**	62		
As previously stated		**93**	67		
Change in accounting policy		–	(5)		
Dividend per share (cents)	6	**15**	12		
Dividend cover (times)		**6**	5		

Balance sheets

as at 30 June 2002

	Notes	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
ASSETS					
Non-current assets					
Intangible assets and goodwill	7	**415 364**	26 241	**–**	–
Property, plant and equipment	8	**2 314 592**	1 554 508	**22**	11
Interest in subsidiary companies	9	**–**	–	**3 205 717**	1 703 132
Interest in associate companies	10	**760 486**	343 204	**–**	–
Interest in joint venture companies	11	**–**	–	**–**	–
Investments and loans	12	**485 623**	202 986	**13 390**	6 468
Deferred taxation assets	13	**5 727**	9 541	**–**	–
		3 981 792	2 136 480	**3 219 129**	1 709 611
Current assets					
Foreign currency asset	14	**87 085**	202 141	**–**	26 862
Inventories	15	**1 109 204**	768 409	**–**	–
Accounts receivable	16	**2 378 130**	1 682 585	**38 690**	472
Short-term loans		**–**	40	**–**	–
Taxation receivable		**36 972**	6 335	**–**	–
VAT receivable		**148 757**	6 423	**631**	100
Funds on call and deposit		**48**	423	**–**	–
Bank balances and cash		**892 036**	983 419	**18 302**	54 511
		4 652 232	3 649 775	**57 623**	81 945
Total assets		**8 634 024**	5 786 255	**3 276 752**	1 791 556
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital and premium	17	**2 155 425**	1 681 887	**2 155 425**	1 681 887
Reserves	18	**2 227 476**	1 213 919	**54 265**	47 892
Ordinary shareholders' equity		**4 382 901**	2 895 806	**2 209 690**	1 729 779
Outside shareholders' interest	19	**28 073**	10 037	**–**	–
Non-current liabilities					
Long-term liabilities	20	**984 684**	713 973	**–**	–
Deferred taxation liabilities	13	**7 223**	4 529	**–**	–
		991 907	718 502	**–**	–
Current liabilities					
Accounts payable	21	**1 854 209**	1 193 712	**11 694**	6 433
Foreign currency liability	14	**–**	–	**582 750**	–
Short-term liabilities	22	**705 828**	662 404	**–**	–
Taxation payable		**73 283**	26 532	**3 115**	344
VAT payable		**23 706**	82 184	**–**	–
Bank overdrafts		**574 117**	197 078	**469 503**	55 000
		3 231 143	2 161 910	**1 067 062**	61 777
Total equity and liabilities		**8 634 024**	5 786 255	**3 276 752**	1 791 556
Net asset value per share (cents)		**483**	349		
As previously stated		**483**	363		
Change in accounting policy		**–**	(14)		



Steinhoff International Holdings Ltd

Statements of changes in equity

for the year ended 30 June 2002

	Share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total R'000
GROUP				
Balance at 30 June 2000 as previously stated	1 583 778	39 884	579 901	2 203 563
Change in accounting policy	–	(2 813)	(78 532)	(81 345)
Balance at 30 June 2000 restated	1 583 778	37 071	501 369	2 122 218
Earnings attributable to ordinary shareholders	–	–	608 016	608 016
As previously stated	–	–	644 183	644 183
Change in accounting policy	–	–	(36 167)	(36 167)
Dividends	–	–	(2 883)	(2 883)
Issue of share capital	98 109	–	–	98 109
Foreign currency translation reserve	–	70 346	–	70 346
As previously stated	–	70 828	–	70 828
Change in accounting policy	–	(482)	–	(482)
Share of associate companies' retained earnings transferred to non-distributable reserves	–	32 501	(32 501)	–
Balance at 30 June 2001	1 681 887	139 918	1 074 001	2 895 806
Earnings attributable to ordinary shareholders	–	–	658 593	658 593
Dividends	–	–	(26 694)	(26 694)
Issue of share capital	473 538	–	–	473 538
Foreign currency translation reserve	–	381 658	–	381 658
Share of associate companies' retained earnings transferred to non-distributable reserves	–	55 964	(55 964)	–
Transfer to distributable reserves	–	(95)	95	–
Balance at 30 June 2002	**2 155 425**	**577 445**	**1 650 031**	**4 382 901**
COMPANY				
Balance at 30 June 2000	1 583 778	–	50 705	1 634 483
Earnings attributable to ordinary shareholders	–	–	70	70
Dividends	–	–	(2 883)	(2 883)
Issue of share capital	98 109	–	–	98 109
Balance at 30 June 2001	1 681 887	–	47 892	1 729 779
Earnings attributable to ordinary shareholders	–	–	33 067	33 067
Dividends	–	–	(26 694)	(26 694)
Issue of share capital	473 538	–	–	473 538
Balance at 30 June 2002	**2 155 425**	–	**54 265**	**2 209 690**


Steinhoff
International Holdings Ltd



Cash flow statements

for the year ended 30 June 2002

	Notes	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash generated from/(utilised in) operations	26	**955 011**	733 923	**(15 839)**	3 218
Dividends received		**7 506**	5 610	**26 093**	–
Interest received		**50 891**	64 068	**20 174**	268
Interest paid		**(130 190)**	(110 716)	**(18 054)**	(8 123)
Dividends paid		**(26 694)**	(17 365)	**(26 694)**	(17 365)
Taxation paid	27	**(59 457)**	(43 192)	**(1 872)**	(7 560)
Net cash inflow/(outflow) from operating activities		**797 067**	632 328	**(16 192)**	(29 562)
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to property, plant and equipment		**(406 129)**	(223 297)	**(27)**	–
Proceeds from sale of property, plant and equipment		**178 443**	64 506	**11**	–
Proceeds on sale of trademarks		**–**	12 919	**–**	–
Acquisition of subsidiary companies	28	**(595 116)**	(41 134)	**–**	–
Net cash flow on disposal of subsidiary companies	29	**(1 110)**	–	**–**	–
Decrease in short-term loans		**40**	44 490	**–**	–
Net increase in investments and loans		**(191 452)**	(132 719)	**(6 922)**	(6 368)
Net increase in interest in associate companies		**(364 752)**	(124 002)	**–**	–
Net decrease in interest in joint ventures		**–**	56 329	**–**	–
Net (increase)/decrease in amounts due by subsidiaries		**–**	–	**(1 502 585)**	670
Payment to outside shareholders		**–**	(4 487)	**–**	–
Net cash outflow from investing activities		**(1 380 076)**	(347 395)	**(1 509 523)**	(5 698)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds on issue of share capital	30	**465 391**	98 109	**465 391**	98 109
Net increase in long-term liabilities		**45 549**	450 683	**–**	–
Net (decrease)/increase in short-term liabilities		**(202 795)**	(271 780)	**–**	5 210
Net cash inflow from financing activities		**308 145**	277 012	**465 391**	103 319

Steinhoff
International Holdings Ltd

Cash flow statements (continued)

for the year ended 30 June 2002

	Notes	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(274 864)**	561 945	**(1 060 324)**	68 059
Cash and cash equivalents at beginning of year		**988 905**	454 641	**26 373**	(41 686)
Effects of exchange rate changes on cash and cash equivalents		**(308 989)**	(27 681)	**–**	–
CASH AND CASH EQUIVALENTS AT END OF YEAR	31	**405 052**	988 905	**(1 033 951)**	26 373





Segmental information

for the year ended 30 June 2002



Steinhoff International Holdings Ltd

BUSINESS AND GEOGRAPHICAL SEGMENTS
The segment information set out below is based on the requirements of AC115: Segment reporting.

Business segments
For management purposes, the group is currently organised into two operating divisions – Manufacturing and Wholesale & Distribution. These divisions are the basis on which the group reports its primary segment information.

Principal activities are as follows:
Manufacturing – manufacturing of household goods
Wholesale & Distribution – warehousing, wholesaling and distribution of household goods

Segment information about these businesses is presented below.

Year ended 30 June 2002	**Manufacturing R'000**	**Wholesale & Distribution R'000**	**Total R'000**
Revenue	**6 154 814**	**2 053 122**	**8 207 936**
Profit before interest, taxation, closure costs and impairment write-offs, including share of associate companies' income	**653 961**	**280 263**	**934 224**
Net assets	**3 287 171**	**1 095 730**	**4 382 901**

Year ended 30 June 2001	Manufacturing R'000	Wholesale & Distribution R'000	Total R'000
Revenue	4 087 206	1 686 326	5 773 532
Profit before interest, taxation, capital gain on sale of trademarks, closure costs and impairment write-offs, including share of associate companies' income	442 059	142 367	584 426
Net assets	2 317 202	578 604	2 895 806

Geographical segments
The group's operations are located in southern Africa, the European Community, eastern Europe and Australia. The following table provides an analysis of the group's sales, profit before interest, taxation, closure costs and impairment write-offs including share of associate companies' income and net assets, analysed by geographical market in which the operations are located.

Segmental information (continued)

for the year ended 30 June 2002

Year ended 30 June 2002	Southern Africa R'000	European Community R'000	Eastern Europe R'000	Australia R'000	Total R'000
Revenue	**2 502 161**	**3 589 038**	**1 820 556**	**296 181**	**8 207 936**
Profit before interest, taxation, closure costs and impairment write-offs, including share of associate companies' income	**226 230**	**430 686**	**267 273**	**10 035**	**934 224**
Net assets	**1 225 837**	**2 417 465**	**657 435**	**82 164**	**4 382 901**

Year ended 30 June 2001	Southern Africa R'000	European Community R'000	Eastern Europe R'000	Australia R'000	Total R'000
Revenue	2 254 691	2 029 069	1 439 036	50 736	5 773 532
Profit before interest, taxation, capital gain on sale of trademarks, closure costs and impairment write-offs, including share of associate companies' income	176 242	265 663	139 388	3 133	584 426
Net assets	1 276 584	1 345 894	262 286	11 042	2 895 806


Steinhoff
International Holdings Ltd

Profit before interest, taxation, capital gain on sale of trademarks, closure costs and impairment write-offs including share of associate companies' income, is reconciled to operating income as follows:

	2002 R'000	2001 R'000
Profit before interest, taxation, capital gain on sales of trademarks, closure costs and impairment write-offs including share of associate companies' income	**934 224**	584 426
Less: Share of associate companies' income	**(55 964)**	(38 111)
Less: Loss attributable to outside shareholders	**(1 809)**	(1 819)
Less: Goodwill and other impairment write-offs	**(60 552)**	(37 531)
Less: Closure costs	**(83 171)**	(44 384)
Plus: Capital gain on sale of trademarks	**–**	179 283
Operating income per income statement	**732 728**	641 864



Capital expenditure and depreciation per segment

Due to the structure and nature of activities of the group, capital expenditure and depreciation are managed on a group basis which facilitates efficient and effective utilisation of group assets.

Notes to the annual financial statements

for the year ended 30 June 2002



	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
1. OPERATING INCOME				
Operating income is stated after taking account of the following items:				
1.1 Auditors' remuneration				
• Audit fees	**12 091**	8 271	**280**	219
• Other fees	**6 685**	3 886	**159**	136
• Expenses	**58**	19	**–**	–
• Underprovision in prior year	**1 355**	948	**–**	34
	20 189	13 124	**439**	389

1.2 Directors' emoluments

Executive directors	2002 Salaries, bonuses and benefits R'000	2002 Share rights (number of rights)	2002 Share rights (strike price per right) Rand
B E Steinhoff	**4 599**	43 200	5,28
N W Steinhoff	**1 935**	43 200	5,28
M J Jooste	**790**	43 200	5,28
D M van der Merwe	**502**	43 200	5,28
F J Nel	**418**	38 400	5,28
	8 244	211 200	

Non-executive directors	2002 Fees as directors R'000	2002 Share rights (number of rights)	2002 Share rights (strike price per right) Rand
D E Ackerman	95	43 200	5,28
C E Daun	–	43 200	5,28
D Konar	95	43 200	5,28
K J Grove*	–	43 200	5,28
	190	172 800	

** Paid to Unitrans as management fees*

Steinhoff International Holdings Ltd

Notes to the annual financial statements (continued)

for the year ended 30 June 2002

	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
1. OPERATING INCOME (continued)				
1.2 Directors' emoluments (continued)				
Paid by:				
• Company			**190**	132
• Subsidiary companies			**8 244**	4 171
			8 434	4 303

The number of rights is for the period 1 July 2001 to 1 June 2002. The offer and acceptance dates are the first day of each month, starting 1 July 2001 to 1 June 2002. The deferred delivery date is three years from the abovementioned dates.

No breakdown per director of prior year directors' emoluments is presented due to a management arrangement between the group and Stafric Investments and Management Services (Proprietary) Limited. This arrangement was terminated with effect of 28 February 2001 (refer note 32) after which the management team was employed directly by the group.

	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
1.3 Fees paid for services				
• Administrative	**10 813**	6 454	–	–
• Managerial: Fees	**7 549**	7 785	**2 598**	2 018
• Managerial: Bonuses	**2 710**	3 820	**2 710**	3 820
• Technical, consultancy and "know-how"	**6 002**	7 475	–	–
• Secretarial	**986**	465	–	–
1.4 Net foreign exchange profit				
• Net (loss)/gain on foreign currency asset/liability	**(260 623)**	31 820	**(582 750)**	(25 543)
• Foreign exchange gains excluding effect of foreign currency asset/liability	**361 434**	90 980	**583 096**	68 552
	100 811	122 800	**346**	43 009



Steinhoff
International Holdings Ltd



		Group		Company	
		2002	2001	**2002**	2001
		R'000	R'000	**R'000**	R'000
1.	OPERATING INCOME (continued)				
1.5	**Depreciation**				
	• Buildings	**43 599**	33 329	**–**	–
	• Plant and machinery	**67 100**	52 217	**–**	–
	• Motor vehicles	**10 563**	8 316	**–**	–
	• Capitalised leased assets	**31**	164	**–**	–
	• Leasehold improvements	**520**	358	**–**	–
	• Office and computer equipment, furniture and other assets	**41 750**	37 766	**5**	4
		163 563	132 150	**5**	4
1.6	**Impairment**				
	• Office and computer equipment, furniture and other assets	**24 003**	–	**–**	–
1.7	**Operating lease charges**				
	• Property	**86 592**	30 149	**–**	528
	• Plant, equipment, vehicles and other	**22 603**	14 013	**–**	–
		109 195	44 162	**–**	528
1.8	**Pension fund surplus recognised**	**18 888**	–	**–**	–
1.9	**Settlement of post-retirement medical aid liability**	**1 673**	2 940	**–**	–
1.10	**Research and development costs**	**10 752**	7 854	**–**	–
1.11	**(Loss)/profit on disposal of property, plant and equipment**				
	• Land and buildings	**(4 332)**	(4 159)	**–**	–
	• Plant and machinery	**7 740**	(3 421)	**–**	–
	• Motor vehicles	**11 158**	(3 114)	**–**	–
	• Leasehold improvements	**(70)**	24	**–**	–
	• Office and computer equipment, furniture and other assets	**2 799**	(5 798)	**–**	–
		17 295	(16 468)	**–**	–



Steinhoff International Holdings Ltd

Notes to the annual financial statements (continued)

for the year ended 30 June 2002

	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
1. OPERATING INCOME (continued)				
1.12 Post-retirement benefit expenses				
• Pension fund contributions (defined benefit plans)	**2 640**	2 732	**–**	–
• Provident fund contributions (defined contribution plans)	**22 560**	18 867	**–**	–
• Post-retirement medical aid contributions (made for retired employees)	**244**	2 626	**–**	–
Total provident fund contributions	**25 444**	24 225	**–**	–
2. FINANCE COSTS				
Interest paid				
• Loans	**28 796**	31 038	**–**	–
• Bank overdrafts	**95 201**	75 577	**18 054**	8 123
• Lease liabilities	**342**	3 842	**–**	–
• Other	**5 851**	259	**–**	–
	130 190	110 716	**18 054**	8 123
3. INCOME FROM INVESTMENTS				
Dividends received	**–**	–	**26 093**	–
Interest received	**49 015**	64 068	**20 174**	268
Profit on sale of investments	**1 876**	–	**–**	–
	50 891	64 068	**46 267**	268
4. TAXATION				
4.1 Taxation charge				
Current year				
• South African normal taxation	**4 369**	5 857	**3 234**	–
• South African deferred taxation	**39 201**	(3 550)	**–**	–
• Foreign normal taxation	**43 056**	32 386	**–**	–
• Foreign deferred taxation	**5 337**	(9 311)	**–**	–
	91 963	25 382	**3 234**	–
Adjustment to prior year's taxation				
• South African normal taxation	**2 346**	3 233	**1 334**	–
• South African deferred taxation	**(42 243)**	(1 845)	**–**	–
• Foreign normal taxation	**(2 686)**	–	**–**	–
	(42 583)	1 388	**1 334**	–

Steinhoff International Holdings Ltd



	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
4. TAXATION (continued)				
4.1 Taxation charge (continued)				
Secondary tax on companies				
• Current year	**3 032**	360	**75**	360
• Prior year	**197**	–	**–**	–
	3 229	360	**75**	360
	52 609	27 130	**4 643**	360
4.2 Reconciliation of rate of taxation			**%**	%
South African normal tax rate			**30,0**	30,0
Adjusted for:				
Non-taxable income – dividends			**(21,6)**	(30,0)
Non-deductible expenses			**0,2**	–
Secondary tax on companies			**0,2**	83,7
Prior year underprovision			**3,5**	–
Effective tax rate			**12,3**	83,7

The effective rate of taxation for the group is lower than the standard rate of taxation mainly as a result of the utilisation of tax losses in subsidiary companies, favourable tax dispensations granted to foreign subsidiaries, lower statutory tax rates of foreign subsidiaries and permanent differences between taxable and accounting profits.

	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
4.3 Tax losses				
The estimated tax losses available for set-off against future taxable income are as follows:	**261 378**	255 285	**–**	–

5. EARNINGS PER SHARE

5.1 Basic

Basic earnings per share of 76 cents (2001: 74 cents) are based on earnings attributable to shareholders of R658 593 000 (2001: R608 016 000) and is calculated using the weighted average number of shares in issue during the year of 864 753 723 (2001: 822 129 343).



Steinhoff International Holdings Ltd

Notes to the annual financial statements (continued)

for the year ended 30 June 2002

5. EARNINGS PER SHARE (continued)

5.2 Diluted

Fully diluted earnings per share of 74 cents (2001: 71 cents) are based on 895 700 852 (2001: 855 129 210) shares, and calculated on the earnings attributable to shareholders, representing a dilution of 3% (2001: 4%) in earnings per share stated in 5.1 above. This calculation does not recognise any funds to be received from the exercise of allocated rights or any projected growth in attributable earnings arising from such additional funds, which could compensate for any dilution in earnings per share.

5.3 Headline

Headline earnings per share of 93 cents (2001: 62 cents) are based on the headline earnings of R802 316 000 (2001: R510 648 000), and calculated using the weighted average number of shares in issue during the year of 864 753 723 (2001: 822 129 343).

Headline earnings is reconciled to earnings attributable to shareholders as follows:

	Group	
	2002	2001
	R'000	R'000
Earnings attributable to ordinary shareholders	**658 593**	608 016
Less:		
– Capital gain on sale of trademarks	–	(179 283)
– Closure costs of South African manufacturing plants	**29 324**	–
– Closure costs of German manufacturing plants	**53 847**	44 384
– Goodwill and other impairment write-offs	**60 552**	37 531
Headline earnings	**802 316**	510 648

6. DIVIDEND PER SHARE

A capitalisation share award is awarded to shareholders registered at the close of business on 1 November 2002, with shareholders having the right to elect to receive instead a final cash dividend of 15 cents (2001: 12 cents) per share.

Shareholders receiving the capitalisation award will be issued new ordinary shares in the company. The number of shares to which shareholders are entitled will be determined by multiplying the number of ordinary shares held by the ratio. The ratio will be arrived at by multiplying 15 cents per share by a factor of 1,17647 and dividing by the issue price of the shares to be issued. The factor of 1,17647 has been determined with a view to take into account any Capital Gains Tax ("CGT") that a shareholder who elects the capitalisation share award may incur on the shares received in terms of such award for no consideration. This factor results in the capitalisation shares being issued at a discount of 15% to the applicable market price, which percentage is equal to the effective CGT rate payable by corporate taxpayers.

The new shares to be issued will be issued as fully paid shares of 0,5 cents each at an issue price to be determined, by way of capitalisation of part of the company's reserves, and will rank in all respects with the shares then in issue.


Steinhoff
International Holdings Ltd





Steinhoff International Holdings Ltd

	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
7. INTANGIBLE ASSETS AND GOODWILL				
7.1 Goodwill				
Cost				
At beginning of year	**34 994**	30 000	**–**	–
Arising at acquisition of subsidiary	**352 254**	8 359	**–**	–
Exchange differences	**66 328**	503	**–**	–
Reclassified from property, plant and equipment	**14 499**	34 491	**–**	–
Impairment write-off	**–**	(23 359)	**–**	–
Disposal of contracts	**–**	(15 000)	**–**	–
At end of year	**468 075**	34 994	**–**	–
Amortisation				
At beginning of year	**(8 753)**	–	**–**	–
Exchange differences	**(7 409)**	(128)	**–**	–
Current year	**(36 549)**	(8 625)	**–**	–
At end of year	**(52 711)**	(8 753)	**–**	–
Total goodwill	**415 364**	26 241	**–**	–
7.2 Trademarks				
Cost				
At beginning and end of year	**3 000**	3 000	**–**	–
Amortisation				
At beginning of year	**(3 000)**	(2 717)	**–**	–
Current year	**–**	(283)	**–**	–
At end of year	**(3 000)**	(3 000)	**–**	–
Total trademarks	**–**	–	**–**	–
Total intangible assets and goodwill	**415 364**	26 241	**–**	–

Notes to the annual financial statements (continued)

for the year ended 30 June 2002

8. PROPERTY, PLANT AND EQUIPMENT

Group

Cost	Opening balance R'000	Additions R'000	Disposals R'000	Subsidiaries acquired (disposed) R'000	Reclassi-fication R'000	Reclassified to good-will R'000	Exchange differences R'000	Impairment R'000	Intergroup purchases (disposals) R'000	Closing balance R'000
Land and buildings	1 102 089	71 715	(50 397)	138 663	25 266	(14 499)	468 421	–	(41)	1 741 217
Plant and machinery	734 265	160 350	(132 948)	177 003	8 754	–	113 997	–	(6 854)	1 054 567
Motor vehicles	77 040	13 375	(30 776)	4 178	3 530	–	15 381	–	(297)	82 431
Capitalised lease assets	1 324	–	–	(979)	–	–	–	–	–	345
Leasehold improvements	19 192	5 130	(8 164)	–	(3 943)	–	1 628	–	63	13 906
Office and computer equipment, furniture and other assets	283 195	179 562	(63 631)	92 549	(33 764)	–	105 382	(24 003)	333	539 623
	2 217 105	430 132	(285 916)	411 414	(157)	(14 499)	704 809	(24 003)	(6 796)	3 432 089

Accumulated depreciation	**Opening balance R'000**	**Current year R'000**	**Disposals R'000**	**Subsidiaries acquired (disposed) R'000**	**Reclassi-fication R'000**	**Reclassified to goodwill R'000**	**Exchange differences R'000**	**Impairment R'000**	**Intergroup purchases (disposals) R'000**	**Closing balance R'000**
Land and buildings	(146 242)	(43 599)	10 258	(18 288)	(1 152)	–	(42 960)	–	2	(241 981)
Plant and machinery	(325 649)	(67 100)	57 576	(128 520)	(3 787)	–	(69 442)	–	6 492	(530 430)
Motor vehicles	(35 276)	(10 563)	16 131	(2 811)	3 144	–	(11 650)	–	275	(40 750)
Capitalised lease assets	(660)	(31)	–	623	–	–	–	–	–	(68)
Leasehold improvements	(1 304)	(520)	14	–	(945)	–	(3)	–	1	(2 757)
Office and computer equipment, furniture and other assets	(153 466)	(41 750)	40 789	(81 876)	2 897	–	(68 131)	–	26	(301 511)
	(662 597)	(163 563)	124 768	(230 872)	157	–	(192 186)	–	6 796	(1 117 497)


Steinhoff
International Holdings Ltd



8. PROPERTY, PLANT AND EQUIPMENT (continued)

Company



Cost	**Opening balance R'000**	**Additions R'000**	**Disposals R'000**	**Closing balance R'000**
Computer equipment	22	27	(22)	27

Accumulated depreciation	**Opening balance R'000**	**Current year R'000**	**Disposals R'000**	**Closing balance R'000**
Computer equipment	(11)	(5)	11	(5)

	Group		Company	
Net book value	**2002 R'000**	2001 R'000	**2002 R'000**	2001 R'000
Land and buildings	**1 499 236**	955 847	–	–
Plant and machinery	**524 137**	408 616	–	–
Motor vehicles	**41 681**	41 764	–	–
Capitalised lease assets	**277**	664	–	–
Leasehold improvements	**11 149**	17 888	–	–
Office and computer equipment, furniture and other assets	**238 112**	129 729	**22**	11
	2 314 592	1 554 508	**22**	11

Details of land and buildings are available at the registered office of the company.

Assets with a book value of R581 467 000 (2001: R382 181 000) are encumbered as set out in note 20.

Property, plant and equipment, with the exception of motor vehicles and land, are insured at approximate cost of replacement. Motor vehicles are insured at market value.

Certain categories of assets were reclassified to bring the classification in line with the current year's disclosure.

Notes to the annual financial statements (continued)

for the year ended 30 June 2002

	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
9. INTEREST IN SUBSIDIARY COMPANIES				
Shares at cost less amounts written off	**–**	–	**34 329**	34 329
Loans to subsidiaries	**–**	–	**3 171 388**	1 668 803
Investment in subsidiaries	**–**	–	**3 205 717**	1 703 132

			Interest of holding company	
	Issued share capital	**Effective shareholding (%)**	**Shares at cost R'000**	**Net loans R'000**
The company's principal subsidiaries are				
• Steinhoff Africa Holdings (Proprietary) Limited	**R35 700**	100	**34 096**	898 578
• Steinhoff Möbel Holdings Alpha GmbH	**€35 790**	100	**233**	2 272 810
			34 329	3 171 388

Included in loans to subsidiaries as at 30 June 2002 is an amount of R517 556 622 which bears interest at Euribor plus 2%. The interest rate charged during the year ranged from 5,3% to 6,5%.

The company has subordinated its loans owing by:

- Steinhoff Africa Holdings (Proprietary) Limited in favour of all other creditors to the amount of R750 million; and
- Steinhoff Europe AG and Steinhoff Germany GmbH in favour of certain financial institutions to the amount of €31 million.


Steinhoff
International Holdings Ltd



	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
10. INTEREST IN ASSOCIATE COMPANIES				
Shares at cost less amounts written off				
• Unitrans Limited	**428 725**	228 163	–	–
• PG Bison Holdings (Proprietary) Limited	**134 140**	–	–	–
• Ukraine Polster Design GmbH, Leder und Classic Polstermöbelfabrick GmbH and Kompania Kijanka-Steinhoff GmbH	**3 557**	2 377	–	–
• Loungefoam (Proprietary) Limited	–	–	–	–
• Longhaul Properties Wadeville (Proprietary) Limited	–	–	–	–
• @ Work Holdings (Proprietary) Limited	–	–	–	–
	566 422	230 540	–	–
Attributable share of post-acquisition retained earnings				
• At beginning of year	**48 122**	15 603	–	–
• Exchange differences	**2 892**	18	–	–
• Current year share of income	**55 964**	38 111	–	–
• Dividends received	**(7 506)**	(5 610)	–	–
At end of year	**99 472**	48 122	–	–
Loans due by associate companies	**94 592**	64 542	–	–
	760 486	343 204	–	–



Steinhoff International Holdings Ltd

Notes to the annual financial statements (continued)

for the year ended 30 June 2002

	Percentage holding		Carrying value	
	2002	2001	**2002**	2001
	%	%	**R'000**	R'000
10. INTEREST IN ASSOCIATE COMPANIES (continued)				
Listed				
• Unitrans Limited	**26,0**	14,4	**513 227**	274 601
– Shares			**428 725**	228 163
– Post-acquisition earnings			**67 994**	31 640
– Loans			**16 508**	14 798
Unlisted				
• PG Bison Holdings (Proprietary) Limited	**34,9**	–	**173 830**	–
• Loungefoam (Proprietary) Limited	**33,3**	33,3	**11 505**	12 131
• Longhaul Properties Wadeville (Proprietary) Limited	**45,0**	45,0	**855**	1 843
• Ukraine Polster Design GmbH, Leder und Classic Polstermöbelfabrick GmbH and Kompania Kijanka-Steinhoff GmbH	**50,0**	50,0	**9 000**	4 929
• @ Work Holdings (Proprietary) Limited	**40,0**	40,0	**52 069**	49 700
			760 486	343 204
Market value of listed investment including directors' valuation of loan			**431 243**	288 324
Directors' valuation of unlisted investments			**247 259**	68 603
			678 502	356 927

The directors are of the opinion that the diminution in the value of the listed investment is not of a permanent nature, and has therefore not provided for any impairment of the carrying value of their interests.

Nature of businesses

Unitrans Limited: Transportation and freight services
PG Bison Holdings (Proprietary) Limited: Manufactures particle board
Loungefoam (Proprietary) Limited: Manufactures foam products
Ukraine Polster Design GmbH, Leder und Classic Polstermöbelfabrick GmbH and Kompania Kijanka-Steinhoff GmbH: Manufactures furniture
Longhaul Properties Wadeville (Proprietary) Limited: Property company
@ Work Holdings (Proprietary) Limited: Manufactures office furniture



Steinhoff International Holdings Ltd



	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
10. INTEREST IN ASSOCIATE COMPANIES (continued)				
Aggregate financial information in respect of associated companies:				
Balance sheets				
Assets				
• Property, plant and equipment	**1 149 852**	747 017	–	–
• Net current assets	**367 435**	224 544	–	–
• Deferred taxation	**36 689**	6 860	–	–
• Other assets	**257 477**	171 768	–	–
	1 811 453	1 150 189	–	–
Equity and liabilities				
• Share capital and reserves	**1 431 041**	928 868	–	–
• Long-term liabilities	**243 229**	114 609	–	–
• Deferred taxation	**137 183**	106 712	–	–
	1 811 453	1 150 189	–	–
Income statements				
Revenue	**7 276 589**	5 426 151	–	–
Income before taxation	**389 887**	262 836	–	–
Taxation	**(94 761)**	(49 330)	–	–
Net income after taxation	**295 126**	213 506	–	–



Steinhoff
International Holdings Ltd

Notes to the annual financial statements (continued)

for the year ended 30 June 2002

		Group		Company	
		2002	2001	**2002**	2001
		R'000	R'000	**R'000**	R'000
11.	INTEREST IN JOINT VENTURE COMPANIES				
	Amounts owing by joint venture	**–**	–	**–**	–
	The proportionate share of the elements of the joint venture is as follows:				
	Assets and liabilities				
	• Property, plant and equipment	**90 647**	65 917	**–**	–
	• Investments and loans	**8 037**	5 430	**–**	–
	• Current assets	**244 209**	145 001	**–**	–
	• Current liabilities	**(162 024)**	(79 598)	**–**	–
	• Long-term liabilities	**(59 827)**	(62 238)	**–**	–
	Revenues and expenditure				
	• Revenue	**626 960**	437 275	**–**	–
	• Expenses	**(568 275)**	(421 281)	**–**	–
	• Net profit before closure cost	**58 685**	15 994	**–**	–
	• Closure cost	**(18 016)**	–	**–**	–
	• Net profit before tax	**40 669**	15 994	**–**	–
12.	INVESTMENTS AND LOANS				
	Unlisted investments at cost	**23 653**	9 975	**–**	–
	Loans receivable	**461 970**	193 011	**13 390**	6 468
		485 623	202 986	**13 390**	6 468
	Directors' valuation of unlisted investments	**23 653**	9 975	**–**	–
	Details of unlisted investments are available at the registered office of the company.				
13.	DEFERRED TAXATION ASSETS/(LIABILITIES)				
13.1	**Deferred taxation movement**				
	Assets				
	Balance at beginning of year	**9 541**	–	**–**	–
	Reclassified to deferred tax liability	**(42)**	–	**–**	–
	Exchange differences	**3 004**	136	**–**	–
	Deferred tax of subsidiaries acquired	**1 359**	–	**–**	–
	Current year charge	**(8 135)**	9 405	**–**	–
		5 727	9 541	**–**	–

Steinhoff International Holdings Ltd





	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
13. DEFERRED TAXATION ASSETS/(LIABILITIES)(continued)				
13.1 Deferred taxation movement (continued)				
Liabilities				
Balance at beginning of year	**(4 529)**	(9 830)	**–**	–
Reclassified from deferred tax asset	**42**	–	**–**	–
Deferred tax of subsidiaries acquired	**(8 577)**	–	**–**	–
Current year charge	**5 841**	5 301	**–**	–
	(7 223)	(4 529)	**–**	–
13.2 Deferred taxation balances				
Assets				
Provision for taxation on temporary differences resulting from:				
• Property, plant and equipment	**5 727**	9 541	**–**	–
Total deferred tax assets	**5 727**	9 541	**–**	–
Liabilities				
Provision for taxation on temporary differences resulting from:				
• Property, plant and equipment	**(7 639)**	(5 037)	**–**	–
• Other	**416**	508	**–**	–
Total deferred tax liabilities	**(7 223)**	(4 529)	**–**	–

Steinhoff
International Holdings Ltd

14. FOREIGN CURRENCY ASSET/(LIABILITY)

The group utilises currency derivatives to eliminate or reduce the exposure of its foreign currency denominated assets and liabilities, and to hedge future transactions and cash flows. The group is party to foreign currency forward contracts in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the group's principal markets. As a matter of policy, the group does not enter into derivative contracts for speculative purposes.

for the year ended 30 June 2002





	Group 2002 '000	Group 2001 '000	Company 2002 '000	Company 2001 '000
14. FOREIGN CURRENCY ASSET/(LIABILITY) (continued)				
14.1 Net currency forward contracts to sell/(buy) foreign currency				
Deutsche mark	–	–	–	DM268 620
Euro	**(€4 368)**	(€1 096)	**€225 000**	–
US dollar	**$108 940**	($136 220)	–	–
UK pound	**£1 919**	£328	–	–

These currency forward contracts were fair-valued at year-end. The fair values are based on market values of equivalent instruments at the balance sheet date.

	R'000	R'000	R'000	R'000
14.2 Net result of fair valuing currency forward contracts				
Deutsche mark	–	–	–	26 862
Euro	**1 334**	(187)	**(582 750)**	–
US dollar	**87 160**	202 314	–	–
UK pound	**(1 409)**	14	–	–
Net foreign currency asset/(liability)	**87 085**	202 141	**(582 750)**	26 862
14.3 Foreign currency asset/(liability) movement				
Opening balance	**202 141**	163 796	**26 862**	52 405
Transfer to intergroup loan	–	–	**(26 862)**	–
Foreign exchange (loss)/gain	**(260 623)**	31 820	**(582 750)**	(25 543)
Exchange difference taken to foreign currency translation reserve	**145 567**	6 525	–	–
	87 085	202 141	**(582 750)**	26 862
15. INVENTORIES				
15.1 Inventories at cost less provisions				
• Raw materials	**464 150**	323 503	–	–
• Work-in-progress	**152 908**	83 332	–	–
• Consumables and spares	**14 997**	15 189	–	–
• Packing materials	**3 950**	3 545	–	–
• Finished goods	**473 199**	342 840	–	–
	1 109 204	768 409	–	–
15.2 Inventories carried at net realisable value	**291**	991	–	–

	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
16. ACCOUNTS RECEIVABLE				
Gross trade receivables	**2 079 410**	1 243 722	**1 363**	472
Less: Provision for bad debts	**(115 199)**	(72 235)	**–**	–
Net trade receivables	**1 964 211**	1 171 487	**1 363**	472
Other receivables and amounts due	**413 919**	511 098	**4 739**	–
Amounts due from subsidiary companies	**–**	–	**32 588**	–
	2 378 130	1 682 585	**38 690**	472
17. SHARE CAPITAL AND PREMIUM				
17.1 Authorised				
1 500 000 000 (2001: 1 000 000 000) ordinary shares of 0,5 cents each	**7 500**	5 000	**7 500**	5 000
17.2 Issued				
906 616 010 (2001: 829 322 687) ordinary shares of 0,5 cents each	**4 533**	4 147	**4 533**	4 147
Share premium	**2 150 892**	1 677 740	**2 150 892**	1 677 740
Total issued share capital and premium	**2 155 425**	1 681 887	**2 155 425**	1 681 887
17.3 Unissued shares (number of shares '000)	**593 384**	170 677	**593 384**	170 677

17.4 Share scheme rights

	Number of shares	Number of shares
Rights allocated at 30 June	**30 947 129**	32 999 870

The above rights were issued in terms of the Steinhoff Share Trust, other share incentive schemes of companies acquired as well as in terms of a share scheme offered at listing in terms of which certain directors and executives have the right to acquire a number of shares at nominal value.

17.5 Disclosure requirements in terms of the Steinhoff International Share Trust deed	**2002**	2001
• Number of shares reserved for the scheme remaining unissued	**78 012 789**	81 408 388
• Number of shares allotted to the trust during the year as a result of scheme beneficiaries who have accepted the offer	**13 002 108**	8 937 267
• Number of shares sold by the trust to beneficiaries during the year	**3 393 200**	–
• Number of shares available for sale by the trustees to proposed participants	**220 457**	303 675



Steinhoff
International Holdings Ltd

Notes to the annual financial statements (continued)

for the year ended 30 June 2002

	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
18. RESERVES				
18.1 Non-distributable reserves				
Retained income of associate companies	**103 332**	47 368	–	–
Negative goodwill arising on acquisition of subsidiaries	**6 172**	6 267	–	–
Foreign currency translation reserve	**467 941**	86 283	–	–
	577 445	139 918	–	–
18.2 Distributable reserves				
Retained income	**1 650 031**	1 074 001	**54 265**	47 892
	2 227 476	1 213 919	**54 265**	47 892

The accumulated distributable reserves, if declared as a cash dividend, would be subject to secondary tax on companies. In the normal course of business, it is not expected that such a distribution from past distributable reserves will arise.

	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
19. OUTSIDE SHAREHOLDERS' INTEREST				
Equity interest:				
Balance at beginning of year	**10 037**	16 733	–	–
Exchange differences	**(765)**	(390)	–	–
Payments to outside shareholders	**–**	(4 487)	–	–
Movement per income statement	**(1 809)**	(1 819)	–	–
Arising on acquisition of subsidiaries	**20 610**	–	–	–
Balance at end of year	**28 073**	10 037	–	–



Steinhoff
International Holdings Ltd



	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
20. LONG-TERM LIABILITIES				
20.1 Analysis of closing balance				
Secured financing				
• Term loans	**535 172**	354 841	–	–
• Capitalised finance lease agreements	**253**	299	–	–
• Instalment sale agreements	–	451	–	–
• Long-term licence fee liability	**306 491**	318 468	–	–
Unsecured loans	**367 673**	110 069	–	–
	1 209 589	784 128	–	–
Portion payable before 30 June 2003 included in short-term liabilities (see note 22)	**224 905**	70 155	–	–
Net long-term liabilities	**984 684**	713 973	–	–
20.2 Weighted average interest rates	**%**	%	**%**	%
• Term loans	**6,0**	6,0	–	–
• Capitalised finance lease agreements	**16,0**	14,5	–	–
• Instalment sale agreements	–	14,9	–	–
Unsecured loans	**8,0**	8,0	–	–

	R'000	R'000	R'000	R'000
20.3 Analysis of repayments				
Repayable in the 12 months to:				
• 30 June 2003	**224 905**	70 155	–	–
• Thereafter	**984 684**	713 973	–	–
	1 209 589	784 128	–	–

The book value of assets encumbered in favour of secured lenders amounts to R581 467 000 (2001: R382 181 000) (see note 8).

	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
21. ACCOUNTS PAYABLE				
Trade payables	**1 281 073**	743 194	–	4
Provisions	**138 630**	66 228	–	–
Other payables and amounts due	**434 506**	384 290	**4 063**	1 219
Amounts due by subsidiary companies	–	–	**7 631**	5 210
	1 854 209	1 193 712	**11 694**	6 433



Steinhoff
International Holdings Ltd

Notes to the annual financial statements (continued)

for the year ended 30 June 2002

21. ACCOUNTS PAYABLE (continued)

Provisions Group:	Opening balance R'000	Additional provision R'000	Amounts utilised R'000	Amounts reversed R'000	Exchange differences R'000	Closing balance R'000
Provisions consisting of						
Leave pay	30 048	42 624	(31 619)	(734)	11 535	**51 854**
Bonus provision	5 919	15 068	(3 377)	(1 505)	–	**16 105**
Warranty provisions	11 369	34 835	(13 050)	(588)	7 939	**40 505**
Pension provisions	18 892	1 651	–	–	9 623	**30 166**
	66 228	94 178	(48 046)	(2 827)	29 097	**138 630**

	Group		Company	
	2002 R'000	2001 R'000	**2002 R'000**	2001 R'000
22. SHORT-TERM LIABILITIES				
Current portion of long-term liabilities (note 20)	**224 905**	70 155	–	–
Short-term loans payable	**480 923**	592 249	–	–
	705 828	662 404	–	–

23. RETIREMENT BENEFIT PLANS

23.1 Provident and pension funds

The majority of the group's South African employees are members of the Steinhoff Group Retirement Fund. The Steinhoff Group Retirement Fund operates as a defined contribution provident fund. Certain employees are members of The Afcol Pension Fund.

The employees of the group's subsidiaries in Europe are members of state-managed retirement benefit schemes operated by the governments of the various countries. The subsidiaries are required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the group, with respect to the retirement benefit schemes, is to make the specified contributions.

All the retirement benefit plans operated by group companies domiciled in the Republic of South Africa are governed by the Pension Funds Act (Act No 24 of 1956). Approximately 98% of South African full-time group employees are covered by retirement benefit plans.

Defined contribution plan: Steinhoff Group Retirement Fund
The total cost charged to income of R22,6 million (2001: R18,9 million) represents contributions payable to this scheme by the group at rates specified in the rules of the schemes.

Defined benefit plan: The Afcol Pension Fund
Under this scheme the employees are entitled to retirement benefits of a pension of 2% of final salary per year of pensionable service on attainment of a retirement age of 65.

The effective date of the most recent actuarial valuation is 31 March 2001. At that date, in the opinion of the actuary, the defined benefit plan was found to be in a sound financial position. The fund is actuarially valued at intervals of not more than three years.

The current contributions are calculated on the pensionable emoluments of members.

Steinhoff International Holdings Ltd 



23. RETIREMENT BENEFIT PLANS (continued)

23.1 Provident and pension funds (continued)

Defined benefit plan: The Afcol Pension Fund (continued)

	Group 2002 R'000	Group 2001 R'000
The following amounts resulted in a net gain for the fund:		
Current service cost	**2 640**	2 732
Interest cost	**12 721**	13 513
Expected return on plan assets	**(19 443)**	(21 508)
Net gain	**4 082**	5 263

The actual return on plan assets was R9 852 000.

The amount included in the balance sheet arising from the group's obligation in respect of defined benefit retirement plans is as follows:

	Group 2002 R'000	Group 2001 R'000
Present value of funded obligations	**(117 358)**	(113 688)
Unrecognised actuarial losses	**9 618**	–
Fair value of plan assets	**189 150**	191 016
Net asset	**81 410**	77 328
Movements in the net asset in the current period were as follows:		
At beginning of year	**77 328**	72 065
Net gain included in income	**4 082**	5 263
At end of year	**81 410**	77 328
Analysis for financial reporting purposes:		
Current assets	**18 888**	–
Key assumptions used:	**%**	%
Discount rate	**11,5**	13,5
Expected return on plan assets	**10,5**	12,5
Expected rate of salary increases	**8,0**	10,0
Future pension increases	**6,2**	8,1



Steinhoff International Holdings Ltd

Notes to the annual financial statements (continued)

for the year ended 30 June 2002

23. RETIREMENT BENEFIT PLANS (continued)

23.1 Provident and pension funds (continued)

Defined benefit plan: The Afcol Pension Fund (continued)

The Afcol Pension Fund has an actuarial surplus based on the latest statutory actuarial valuation dated 31 March 2001, which has been updated for 30 June 2002. In terms of an agreement reached between the trustees, the fund and the employer, the surplus has been allocated between the members and the employer. The proposed distribution of the pension fund surplus was performed by an actuary, in accordance with the Pension Funds Act (Act No 24 of 1956) and application was made to the Registrar of Pension Funds to concur with the methods and assumptions used in the proposed distribution of the surplus. The application for the distribution of the pension fund surplus was submitted to the Financial Services Board ("FSB"). Although approval from the FSB has not been obtained, based on the process followed, the assumptions used and the adjustments made in the calculation of the surplus, the group, for the year ended 30 June 2002, raised an asset and corresponding income amounting to R18,8 million in respect of the total pension fund surplus of R81,4 million. The directors are of the opinion that the asset raised approximates the final amount to be approved by the FSB for distribution.

23.2 Post-retirement medical benefits

The group provided certain post-retirement medical benefits by funding a portion of the medical aid contributions of certain retired members, and a future liability for current employees. These were charged against income as incurred. During the current year, upon adoption of the Statement of Generally Accepted Accounting Practice, AC116: Employee benefits, the group's liability in respect of this obligation has been recorded. This is a change in accounting policy. (Refer to note 33.)

The total liability in respect of the post-retirement medical benefits was valued during the year by an independent actuary. The liability arose as a result of past and current service as follows:





23. RETIREMENT BENEFIT PLANS (continued)

23.2 Post-retirement medical benefits (continued)

	Group 2002 R'000
Accrued liability at 30 June 2000	23 458
Increase in liability: 1 July 2000 to 30 June 2001	2 940
Interest cost	2 862
Service cost	1 194
Employer benefit payments	(1 116)
Accrued liability at 30 June 2001	26 398
Increase in liability: 1 July 2001 to 30 June 2002	1 673
Interest cost	1 632
Service cost	627
Employer benefit payments	(586)
Accrued liability at 30 June 2002	28 071
Accrued liability at 30 June 2002 relates to:	
In-service employees	10 497
Retired members	17 574
	28 071
Key assumptions used:	
Health care cost inflation (%)	10,5
Discount rate (%)	12,5
Pre-retirement mortality	72–77
Post-retirement mortality	90
Average retirement age	63
Continuation of membership at retirement (%)	100
Benchmark for liability: Discovery Essential Core Standard Plan with 25% savings	

Through agreement with the in-service and retired employees the group came to a settlement in terms of which the present value of future benefits will be settled in cash.

At year-end the total unpaid liability, included in other payables and amounts due (see note 21), amounted to R9,2 million.



Steinhoff
International Holdings Ltd

Notes to the annual financial statements (continued)

for the year ended 30 June 2002

	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
24. COMMITMENTS AND CONTINGENCIES				
24.1 Capital expenditure				
Contracts for capital expenditure authorised	**90 978**	30 805	–	–
Capital expenditure authorised but not contracted for	**221 091**	15 904	–	–

24.2 Amounts outstanding under operating lease agreements payable within the next year and thereafter:

	Property R'000	Plant, equipment, vehicles and other R'000	Total R'000
Group			
Next year	92 853	23 326	116 179
Thereafter	772 209	92 571	864 780

	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
24.3 Borrowing facilities				
In terms of the articles of association, the borrowing powers of the company are unlimited.				
24.4 Unutilised borrowing facilities	**1 779 027**	790 879	–	–

24.5 Contingent liabilities

Group

Certain companies in the group are involved in disputes of which the outcome is uncertain. The directors are, however, confident that they will be able to defend these actions and that the potential impact on the group will not be material.

There is no other litigation, current or pending, which is considered likely to have a material adverse effect on the group.

Company

The company has issued certain guarantees to financial institutions in connection with the acquisition of a UK subsidiary as well as the licence fee commitment of the group amounting to approximately R560 million. These liabilities are included in the group balance sheet.

Steinhoff International Holdings Ltd



25. FINANCIAL RISK MANAGEMENT

Treasury risk management

Senior executives meet on a regular basis to analyse currency and interest rate exposures and re-evaluate treasury management strategies against revised economic forecast.

Foreign currency management

Material forward currency contracts are summarised in note 14. The writing of option contracts is prohibited; currency options are only purchased as a cost-effective alternative to forward currency contracts.

Liquidity risk management

The group continuously manages its liquidity risk which is evidenced by its liquid resources and unutilised borrowing facilities.

Concentration of credit risk

Potential concentrations of credit risk consist principally of short-term cash and cash equivalent investments and trade debtors. The group deposits short-term cash surpluses with major banks of high quality credit standing. Trade debtors comprise a widespread customer base and group companies perform ongoing credit evaluations on the financial condition of their customers. At 30 June 2002, the group did not consider there to be any significant concentration of credit risk which had not been adequately provided for. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the group companies' management based on prior experience and the current economic environment.

Fair value of financial instruments

The group's financial instruments consist mainly of cash at bank and cash equivalents, investments, loans due to the group, accounts and other receivables, accounts and other payables and long and short-term liabilities.

The estimated net fair values, at 30 June 2002, have been determined using available market information and appropriate valuation methodologies as detailed below, but are not necessarily indicative of the amounts that the group could realise in the normal course of business.



Steinhoff
International Holdings Ltd

	2002		2001	
	Carrying amount R'000	**Fair value R'000**	Carrying amount R'000	Fair value R'000
25. FINANCIAL RISK MANAGEMENT (continued)				
Fair value of financial instruments (continued)				
GROUP				
Assets				
Liquid resources	**892 084**	**892 084**	983 842	983 842
Accounts receivable	**2 378 130**	**2 378 130**	1 682 585	1 682 585
Foreign currency assets	**87 085**	**87 085**	202 141	202 141
Investments and loans	**485 623**	**485 623**	203 026	203 026
Liabilities				
Liquid resources	**574 117**	**574 117**	197 078	197 078
Short-term liabilities	**705 828**	**705 828**	662 404	662 404
Accounts payable	**1 854 209**	**1 854 209**	1 193 712	1 193 712
Long-term liabilities	**984 684**	**984 684**	713 973	713 973
COMPANY				
Assets				
Liquid resources	**18 302**	**18 302**	54 511	54 511
Accounts receivable	**38 690**	**38 690**	472	472
Foreign currency assets	**–**	**–**	26 862	26 862
Investments and loans	**13 390**	**13 390**	6 468	6 468
Liabilities				
Liquid resources	**469 503**	**469 503**	55 000	55 000
Accounts payable	**11 694**	**11 694**	6 433	6 433
Foreign currency liability	**582 750**	**582 750**	–	–

The following methods and assumptions were used by the group in establishing fair values:

Liquid resources, current amounts receivable and current amounts payable
The carrying amounts reported in the balance sheet approximate fair values.

Foreign currency assets
Currency forward contracts are revalued at year-end and the carrying amounts reported in the balance sheet approximate fair values.

Investments and loans
The carrying amounts reported in the balance sheet approximate fair values.

Borrowings
The carrying amounts reported in the balance sheet approximate fair values.

Steinhoff
International Holdings Ltd



	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
26. CASH GENERATED FROM/(UTILISED IN) OPERATIONS				
Net income before taxation	**653 429**	595 216	**37 710**	430
Adjusted for:				
Net (profit)/loss on disposal of property, plant and equipment	**(17 295)**	16 468	**–**	–
Depreciation and impairment of property, plant and equipment	**163 563**	132 150	**5**	4
Amortisation of intangible asset	**–**	283	**–**	–
Goodwill amortisation and impairment	**36 549**	31 984	**–**	–
Investment income	**(50 891)**	(64 068)	**(46 267)**	(268)
Finance costs	**130 190**	110 716	**18 054**	8 123
Profit on disposal of subsidiary	**(1 876)**	–	**–**	–
Pension fund asset raised	**18 888**	–	**–**	–
Loss on disposal of contracts	**–**	2 081	**–**	–
Operating profit before working capital changes	**932 557**	824 830	**9 502**	8 289
Working capital changes:				
(Increase)/decrease in inventories	**(29 168)**	57 848	**–**	4 605
(Increase)/decrease in accounts receivable	**(70 070)**	(64 834)	**(30 071)**	2 591
Increase/(decrease) in accounts payable	**312 208**	(162 951)	**5 261**	(12 167)
(Increase)/decrease in VAT receivable	**(127 699)**	6 155	**(531)**	(100)
(Decrease)/increase in VAT payable	**(62 817)**	72 875	**–**	–
Net changes in working capital	**22 454**	(90 907)	**(25 341)**	(5 071)
Cash generated from/(utilised in) operations	**955 011**	733 923	**(15 839)**	3 218
27. TAXATION PAID				
Taxation payable at beginning of year	**(20 197)**	(20 282)	**(344)**	(7 544)
Exchange differences	**(10 137)**	(840)	**–**	–
Taxation payable of subsidiaries acquired	**(15 120)**	(431)	**–**	–
Current taxation expense per income statement	**(50 314)**	(41 836)	**(4 643)**	(360)
Taxation payable at end of year	**36 311**	20 197	**3 115**	344
Net taxation paid	**(59 457)**	(43 192)	**(1 872)**	(7 560)



Steinhoff International Holdings Ltd

Notes to the annual financial statements (continued)

for the year ended 30 June 2002

	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
28. ACQUISITION OF SUBSIDIARY COMPANIES				
The fair value of assets and liabilities assumed at date of acquisition were as follows:				
Assets				
• Property, plant and equipment	**181 899**	27 132	**–**	–
• Inventories	**96 705**	653	**–**	–
• Accounts receivable	**150 003**	13 830	**–**	–
• Cash on hand	**3 852**	–	**–**	–
• Deferred taxation asset	**1 359**	–	**–**	–
• Shareholders' loan	**4 068**	9 300	**–**	–
Liabilities				
• Long-term liabilities	**(29 250)**	–	**–**	–
• Trade payables	**(113 547)**	(7 309)	**–**	–
• Deferred taxation liability	**(8 577)**	–	**–**	–
• Bank overdraft	**(27 063)**	–	**–**	–
• Taxation payable	**(15 120)**	(431)	**–**	–
• Other liabilities	**–**	(1 100)	**–**	–
Outside shareholders' interest	**(20 610)**	–	**–**	–
Fair value of assets and liabilities acquired	**223 719**	42 075	**–**	–
Net goodwill at acquisition	**352 254**	8 359	**–**	–
Total purchase price	**(575 973)**	(50 434)	**–**	–
Bank overdraft at acquisition	**(27 063)**	–	**–**	–
Cash on hand at acquisition	**3 852**	–	**–**	–
Shareholders' loan account	**4 068**	9 300	**–**	–
Net cash outflow at acquisition of subsidiaries	**(595 116)**	(41 134)	**–**	–


Steinhoff
International Holdings Ltd





Steinhoff International Holdings Ltd

	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
29. DISPOSAL OF SUBSIDIARY COMPANIES				
The fair value of assets and liabilities disposed at the date of disposal were as follows:				
Assets				
• Property, plant and equipment	**1 357**	–	–	–
• Inventories	**20 573**	–	–	–
• Accounts receivable	**18 887**	–	–	–
• Cash on hand	**1 110**	–	–	–
Liabilities				
• Long-term liabilities	**(2 627)**	–	–	–
• Shareholders' loan	**(4 539)**	–	–	–
• Trade payables	**(36 637)**	–	–	–
Fair value of assets and liabilities disposed	**(1 876)**	–	–	–
Profit on disposal	**1 876**	–	–	–
Proceeds on disposal	–	–	–	–
Cash on hand at date of disposal	**(1 110)**	–	–	–
Net cash outflow at disposal of subsidiaries	**(1 110)**	–	–	–
30. PROCEEDS ON ISSUE OF SHARE CAPITAL				
Share capital and share premium issued for cash	**472 610**	100 153	**472 610**	100 153
Less: Issue expenses paid	**(7 219)**	(2 044)	**(7 219)**	(2 044)
Cash proceeds on issue of share capital	**465 391**	98 109	**465 391**	98 109
31. CASH AND CASH EQUIVALENTS				
Cash and cash equivalents consist of cash on hand and balances with banks as well as near-cash instruments. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:				
Funds on call and deposits	**48**	423	–	–
Bank balances and cash	**892 036**	983 419	**18 302**	54 511
Bank overdrafts	**(574 117)**	(197 078)	**(469 503)**	(55 000)
Foreign currency asset/(liability)	**87 085**	202 141	**(582 750)**	26 862
	405 052	988 905	**(1 033 951)**	26 373

Steinhoff International Holdings Ltd 



Notes to the annual financial statements (continued)

for the year ended 30 June 2002

32. RELATED PARTY TRANSACTIONS

Related party relationships exist between shareholders, subsidiaries, joint ventures and associate companies within the group. These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the group-wide treasury management of foreign currency movements. All material intergroup transactions are eliminated on consolidation.

32.1 Subsidiaries, joint ventures and associate companies

Details of investments in principal subsidiaries, associate companies and joint ventures are disclosed in notes 9, 10 and 11 respectively.

32.2 Shareholders

Details of the major shareholders of the company and a summary of the categories of shareholders are disclosed on page 108.

During the year group companies transacted with a wholly-owned subsidiary of a shareholder, Fihag Finanz und Handels AG, to the value of R10,2 million (2001: R42,8 million) being a recovery of costs in accordance with contractual arrangements. In addition, Fihag Finanz und Handels AG also acts as agent and advisor to Steinhoff Europe AG in the management of its exchange rate exposures as disclosed in note 14.

32.3 Interests of directors in contracts

Steinhoff Africa previously utilised certain management services provided by Stafric Investments and Management Services (Proprietary) Limited, a company owned and controlled, directly and indirectly, by certain of the executive directors of the company. This arrangement was terminated with effect from 28 February 2001 and certain final contractual payments were settled during the year under review.

All directors of the company have confirmed that they were not materially interested in any other contract of significance with the company or any of its subsidiary companies, which could have resulted in a conflict of interest during the year.

32.4 Related interests of directors and officers in share capital

Details have been included in the directors' report, and on page 56.

33. PRIOR YEAR ADJUSTMENT

The group has adopted certain South African Statements of Generally Accepted Accounting Practice for the first time during the current financial year. The financial statements have been prepared as if they had always been prepared in accordance with the statements effective from the year of first-time application.

33.1 AC116: Employee benefits

The group provided certain post-retirement medical benefits by funding a portion of the medical aid contributions of certain retired members and a future liability for current employees. In prior years these were charged against income as incurred. In terms of AC116, the group's total liability in respect of this obligation has been provided.

33.2 AC135: Investment property

In terms of AC135, owner-occupied properties are no longer considered investment properties. Accordingly, such properties are stated at cost and depreciated over their useful lives.

33. PRIOR YEAR ADJUSTMENT (continued)

The aggregate effect of the above changes in accounting policies on the financial statements for the year ended 30 June 2002 is as follows:

	As previously stated R'000	Change in accounting policy: Post-retirement medical benefits R'000	Change in accounting policy: Depreciation R'000	Restated R'000
Non-distributable reserves				
Prior year opening balance	**39 884**	–	(2 813)	37 071
Prior year movement	**103 329**	–	(482)	102 847
Prior year closing balance	**143 213**	–	(3 295)	139 918
Distributable reserves				
Prior year opening balance	**579 901**	(23 458)	(55 074)	501 369
Prior year movement	**608 799**	(2 940)	(33 227)	572 632
Prior year closing balance	**1 188 700**	(26 398)	(88 301)	1 074 001
Accumulated depreciation: Property, plant and equipment				
Prior year opening balance	**511 596**	–	57 887	569 483
Prior year movement	**59 405**	–	33 709	93 114
Prior year closing balance	**571 001**	–	91 596	662 597
Accounts payable				
Prior year opening balance	**1 188 239**	23 458	–	1 211 697
Prior year closing balance	**1 167 314**	26 398	–	1 193 712



Steinhoff International Holdings Ltd

for the year ended 30 June 2002

34. DISCONTINUED OPERATIONS

In order to rationalise and achieve economies of scale, a number of business divisions, both locally and internationally, were closed as follows:

Date of initial discontinuance	Division	Business	Date discontinuance completed	Cost of discontinuance 2002 R'000	Cost of discontinuance 2001 R'000
13 December 2001	Milano Lounge	Lounge suite manufacturer	31 December 2001	**7 808**	–
24 August 2001	Crossdock division of Roadway Logistics	Distribution	31 May 2002	**18 016**	–
14 December 2001	Textile division of Premier Springs Industries	Spring manufacturer	30 April 2002	**3 500**	–
1 January 2002	Poco (Germany)	Lounge suite manufacturer	30 June 2002	**41 823**	–
1 July 2001	Sachsenpolster (Germany)	Lounge suite manufacturer	30 November 2001	**12 024**	–
15 September 2000	Trend-Design (Germany)	Lounge suite manufacturer	30 June 2001	**–**	44 384
				83 171	44 384

	2002 R'000	2001 R'000
The results of the Milano Lounge division, which have been included in the consolidated financial statements, were as follows:		
Revenue	**28 691**	59 002
Operating costs	**(46 662)**	(64 605)
Loss before taxation	**(17 971)**	(5 603)
Taxation	**–**	–
Loss after taxation	**(17 971)**	(5 603)

Steinhoff International Holdings Ltd







	2002 R'000	2001 R'000
34. DISCONTINUED OPERATIONS (continued)		
The carrying amounts of the total assets and total liabilities discontinued of the Milano Lounge division are as follows:		
Carrying value of total assets	**26 457**	17 980
Carrying value of total liabilities	**7 489**	9 516
The results of the Crossdock division of Roadway Logistics which have been included in the consolidated financial statements, were as follows:		
Revenue	**4 029**	35 179
Operating costs	**(24 443)**	(38 668)
Loss before taxation	**(20 414)**	(3 489)
Taxation	–	–
Loss after taxation	**(20 414)**	(3 489)
The carrying amounts of the total assets and total liabilities discontinued of the Crossdock division of Roadway Logistics are as follows:		
Carrying value of total assets	**15 249**	15 590
Carrying value of total liabilities	**1 111**	421
The results of the Textiles division of Premier Spring Industries which have been included in the consolidated financial statements, were as follows:		
Revenue	**13 316**	33 177
Operating costs	**(19 614)**	(34 527)
Loss before taxation	**(6 298)**	(1 350)
Taxation	–	–
Loss after taxation	**(6 298)**	(1 350)
The carrying amounts of the total assets and total liabilities discontinued of the Textiles division of Premier Spring Industries are as follows:		
Carrying value of total assets	**14 153**	20 335
Carrying value of total liabilities	**446**	3 514
The results of the Poco division in Germany which have been included in the consolidated financial statements, were as follows:		
Revenue	**148 068**	146 138
Operating costs	**(193 509)**	(146 300)
Loss before taxation	**(45 441)**	(162)
Taxation	–	–
Loss after taxation	**(45 441)**	(162)

Steinhoff International Holdings Ltd

Notes to the annual financial statements (continued)

for the year ended 30 June 2002

	2002 R'000	2001 R'000
34. DISCONTINUED OPERATIONS (continued)		
The carrying amounts of the total assets and total liabilities discontinued of the Poco division in Germany are as follows:		
Carrying value of total assets	**68 081**	40 545
Carrying value of total liabilities	**67 712**	37 545
The results of the Sachsenpolster division in Germany which have been included in the consolidated financial statements, were as follows:		
Revenue	**32 670**	75 357
Operating costs	**(45 306)**	(75 195)
(Loss)/profit before taxation	**(12 636)**	162
Taxation	**–**	–
(Loss)/profit after taxation	**(12 636)**	162
The carrying amounts of the total assets and total liabilities discontinued of the Sachsenpolster division in Germany are as follows:		
Carrying value of total assets	**11 378**	26 338
Carrying value of total liabilities	**8 784**	24 139

35. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to improve comparability.


Steinhoff
International Holdings Ltd



Special resolutions

During the period under review the following special resolutions by the company and its subsidiaries in South Africa were approved and registered with the Registrar of Companies:



1. **Steinhoff International Holdings Limited (1998/003951/06)**
   The resolutions proposed in the previous annual report were approved and registered on 7 January 2002 dealing with
   1.1 the increase of the authorised capital from R5 million to R7,5 million divided into 1,5 billion shares of 0,5 cents each
   1.2 the authority to repurchase the company's shares.

2. **@ Work Manufacturing (Pty) Limited (1950/037849/07)**
   The resolution for the change of name from Grant Andrews Office Furniture (Pty) Limited was registered on 21 February 2002 (this company was an associate and became a subsidiary after year-end).

3. **Steinwood (Pty) Limited (1997/002617/07)**
   The resolution for the change of name from Megacor Group (Pty) Limited was registered on 12 September 2001.

4. **Epping Foam (Pty) Limited (1967/011233/07)**
   The resolution was registered on 20 November 2001 dealing with
   4.1 changing the name from PG Environmental Systems (Pty) Limited;
   4.2 adding to the main objectives as set out in the Memorandum of Association as "Article 2(a)1. To manufacture plastic and synthetic materials including foam rubber and analogous articles"; and
   4.3 the main business to be stated as "The main business is the manufacturing, processing, converting and optimising of plastic and synthetic materials including foam rubber and analogous articles".



Steinhoff
International Holdings Ltd

Analysis of shareholding

for the year ended 30 June 2002

	Shareholder type					
	Public		Directors		Other	
	Number	%	Number	%	Number	%
Shareholders in South Africa						
• Number of shareholders	3 454	99,77	5	0,14	3	0,09
• Number of shares	465 474 662	99,64	374 150	0,08	1 289 911	0,28
Shareholders other than in South Africa						
• Number of shareholders	160	98,16	3	1,84	0	0,00
• Number of shares	279 506 522	63,60	159 970 765	36,40	0	0,00
Totals						
• Number of shareholders	3 614	99,70	8	0,22	3	0,08
• Number of shares	744 981 184	82,17	160 344 915	17,69	1 289 911	0,14

According to the share register of the company, the following shareholders are registered as holding in excess of 5% of the issued share capital of the company:

Nedcor Bank Nominees Limited	**276 243 373**	30,47
Standard Bank Nominees Tvl (Pty) Limited	**154 484 990**	17,04
First National Nominees (Pty) Limited	**126 805 923**	13,99
Fihag Finanz und Handels AG	**90 000 000**	9,93
SE Nominees (Pty) Limited	**83 063 706**	9,16
Absa Nominees (Pty) Limited	**57 778 695**	6,37
Old Mutual Nominees (Pty) Limited	**47 733 554**	5,27
	836 110 241	92,23

Save for the above, according to the disclosure in terms of section 140A of the Companies Act, the following shareholders are registered as holding in excess of 5% of the issued share capital of the company, as compiled from the nominee disclosures:

Old Mutual and funds administered by them	**158 966 529**	17,53
Bruno Steinhoff Immobilien und Verwaltungs GmbH	**103 873 990**	11,46
RMB Asset Management and funds administered by them	**85 750 677**	9,46
Investec Asset Management and funds administered by them	**56 329 752**	6,21



Steinhoff International Holdings Ltd



JSE trading history and exchange rates

	2002	2001
Closing price (cents per share) as at 30 June (or last trading day)	825	650
Highest price (cents per share)	975	700
Lowest price (cents per share)	590	460
Total number of shares traded (million)	348	192
Total value of shares traded (R million)	2 717	1 206
Average weighted traded price (cents per share)	780	648
Average industrial index	7 133	7 962
Dividend yield (%)	1,8	1,9
Earnings yield (%) (headline earnings)	93	62
Price/earnings multiple (headline earnings) as at 30 June	8,9	10,5
Market capitalisation (Rm) as at 30 June	7 480	5 391



The following table sets out the high and low closing prices of Steinhoff shares and the average daily trading volume of our shares on a yearly basis for the last four financial years, as reported by I-Net Bridge (Pty) Limited, or I-Net Bridge, a South African financial information service:

	Closing price		Average daily
	High	Low	trading volume
	(Rand per share)		(Number of shares)
Year ended 30 June:			
1999	5,00	3,20	116 825
2000	6,75	3,85	724 827
2001	7,50	5,80	890 168
2002	9,13	6,20	1 471 125

EXCHANGE RATES

The following table sets forth, for the periods indicated, the average and period-end exchange rates in rand expressed in R per €1,00, used to convert the European subsidiaries.

Year ended 30 June	Average(1)	Period end(2)
1999	6,67	6,26
2000	6,36	6,51
2001	6,75	6,85
2002	9,00	10,25

Note

(1) The average exchange rate was used to translate income and expenditure.

(2) The period-end rate was used to translate assets and liabilities.

(3) Prior to 2002, the euro rate is based on the Deutsche mark exchange rate which is DM1,95583 per €1,00.

Steinhoff International Holdings Ltd

Notice of annual general meeting





Notice is hereby given that the annual general meeting of the shareholders of the company will be held at 13:00 in the main boardroom of the company, 28 Sixth Street, Wynberg, Sandton, on Friday, 29 November 2002, for the purpose of dealing with the business and considering and, if deemed fit, passing, with or without modification, the resolutions set out below:

Ordinary business

1. To receive and adopt the annual financial statements for the period ended 30 June 2002, together with the report of the directors and the auditors thereon.

2. Ordinary business

2.1 To elect directors for the positions to the board. In terms of Article 50.1, K J Grove, F J Nel and D M van der Merwe shall retire, but all three directors are eligible and available for re-election.

2.2 To ratify the appointment of Adv J N S du Plessis SC, Mr J F Mouton and Dr F A Sonn as non-executive directors.

2.3 To transact any other business capable of being transacted at an annual general meeting.

Ordinary resolution number 1

3.1 Resolved that 505 575 534 ordinary shares of 0,5 cents each in the authorised but unissued share capital of the company be and they are hereby placed under the control of the directors of the company as a general authority in terms of section 221(2) of the Act, but subject to the rules and requirements of the JSE Securities Exchange South Africa ("JSE"), to allot and issue such shares to such person(s) and on such terms and conditions as the directors may determine.

3.2 Resolved that, subject to the listing requirements of the JSE relating to a general authority of directors to issue shares for cash, the directors of the company be and they are hereby authorised for a period of 15 (fifteen) months from the date of this meeting or until the date of the company's next annual meeting to issue ordinary shares in the capital of the company for cash in accordance with the requirements set out in paragraph 5.69 of the listing requirements of the JSE as follows:

3.2.1 the relevant securities to be issued under such authority must be of a class already in issue;

3.2.2 the securities must be issued to public shareholders as defined by the JSE's listing requirements and not to related parties;

3.2.3 issues for cash may not exceed 15% of the issued number of securities in issue in any one financial year;

3.2.4 the maximum discount at which such securities may be issued may not exceed 10% of the weighted average traded price of those securities during the 30 business days preceding the date on which the price of the issue is determined or agreed by the directors; and

3.2.5 once the company has issued on a cumulative basis within a financial year, 5% or more of the number of securities in issue prior to that issue, the company will publish an announcement containing the full details of the issue, including the affect of the issue on net asset value and earnings per share.

3.3 Subject to the renewal of the general authority proposed in terms of ordinary resolution number 1, and in terms of the requirements of the JSE, shareholders to grant a waiver of any pre-emptive rights to which ordinary shareholders may be entitled in favour of the directors for the allotment and issue of ordinary shares in the capital of the company for cash other than in the normal course by way of a rights offer or pursuant to the company's share schemes or acquisitions utilising such securities.

Steinhoff
International Holdings Ltd

A 75% majority of votes cast by those shareholders present or represented and voting at the general meeting will be required *in order for paragraph 3.2 of ordinary resolution number 1 to become effective.*



Ordinary resolution number 2

4. Resolved that, subject and in accordance with the requirements of the JSE:

4.1 the company places and reserves 83 401 400 unissued ordinary shares in the company at the disposal of the directors for the continued implementation of the Steinhoff International Share Incentive Scheme.

Special resolution number 1

4.2 the company authorises the granting of rights and the issue of shares in terms of the Steinhoff International Share Incentive Scheme to those directors who do not hold salaried employment or office in the company subject to:

4.2.1 such rights maturing one month before the end of term of such director; and

4.2.2 unanimous approval by the the board of directors of the recommendations by the human resources & remuneration committee.

Reason and effect for the special resolution

Prior to the listing of the company the shareholders of the company at the time approved of rights and/or shares being offered or granted to directors who do not hold salaried employment or office with the company. Such rights are granted with a view to aligning the interests of such directors with all stakeholders and particularly minority shareholders. In the light of greater transparency and the nature of their appointment and terms of such directors the board has proposed that the company reiterate its approval of and give effect to the granting of such rights but subject to the limitations proposed in the resolution.

Steinhoff
International Holdings Ltd

Special resolution number 2

5. Resolved that, subject to paragraphs 5.93, 5.94 and 5.96 of the listing requirements of the JSE, the board of directors be authorised, up to and including the date of the following annual general meeting, to approve as a general authority the purchase of its own shares by the company or a subsidiary provided that:

5.1 this authority shall not extend beyond 15 (fifteen) months from the date of this meeting or until the date of the company's next annual general meeting whichever is the sooner;

5.2 this authority be limited to a maximum of 20% of the issued share capital of that class in one financial year;

5.3 repurchases shall not be made at a price more than 10% above the weighted average of the market value of the securities traded for the five business days immediately preceding the date of repurchase (on which the transaction was agreed), subject to the provisions of the Act and the requirements of the JSE;

5.4 the repurchase of securities being implemented on the JSE ("open market"); and

5.5 a certificate by the company's sponsor in terms of 2.14 of the listing requirements of the JSE confirming the statements by the directors referred to hereunder in this notice convening the meeting, be issued before commencement of repurchase.


Steinhoff
International Holdings Ltd



Reason and effect for the special resolution
Subject to the Act and the requirements of the JSE, this authority is granted to the directors to repurchase shares, although it is not the board's intention to make use thereof unless prevailing circumstances (including the tax dispensation and market conditions) in their opinion warrant it. All required certificates and relevant statements shall be issued. The effect of the special resolution is that the directors are authorised to implement a general repurchase of shares in accordance with the provisions of the Act and the listing requirements of the JSE.

The directors are of the opinion, after considering the effect of a maximum repurchase of shares; that:

- the company will be able, in the ordinary course of business, to pay its debt;
- the consolidated assets of the company, fairly valued in accordance with Generally Accepted Accounting Practice, will be in excess of the consolidated liabilities of the company;
- the company will have adequate capital for a period of 12 (twelve) months after the date of this notice; and
- the working capital of the company will be adequate for a period of 12 (twelve) months after the date of this notice.

Special resolution number 3

6. Resolved that the articles of association of the company be and are hereby amended by the insertion of the following new Article 89.3 after Article 89.2:

"89.3 Communication by electronic medium

Notwithstanding anything to the contrary in these articles, but subject to the Act and the listing requirements of the JSE:

89.3.1 the company may send (which, for the purposes of this Article 89, includes serving, giving, delivering and the like) shareholder information to members by electronic medium provided that:

89.3.1.1(i) sending by electronic medium may only be effected to members who have consented in writing, in such form as has been approved by the JSE, to the sending of such shareholder information by electronic medium and such consent has not been withdrawn, and

89.3.1.1(ii) the directors have approved the method by which and the electronic medium through which such sending of shareholder information is to be effected;

89.3.1.2 if the directors so authorise, members may deposit forms of proxy with the company by electronic medium provided that the directors have approved the method by which and the electronic medium through which forms of proxy may be so deposited;

89.3.2 for the purposes of this Article 89:

89.3.2.1 "electronic medium" means a method of electronic communication which includes, but is not limited to, facsimile, electronic data message (including, but not limited to, e-mail), bulletin board, internet website, CD ROM and computer network;

89.3.2.2 "shareholder information" includes, but is not limited to, notices (including, but not limited to, notices of general meetings and annual general meetings of the company, dividend notices and interest notices), forms of proxy, circulars to shareholders (including, but not limited to, circulars required in terms of the listing requirements of the JSE), listing particulars, annual financial statements, group annual financial statements, group reports, annual reports and interim reports, and any other document which is determined by the directors to be shareholder information;

89.3.2.3 shareholder information sent by electronic medium to members shall be deemed to have been received on the day on which such shareholder information was sent by the company;

89.3.2.4 a form of proxy sent by electronic medium shall be deemed to constitute an instrument of proxy for the purposes of these articles and shall be deemed to comply with such provisions of these articles as may require signature of instruments of proxy;

89.3.2.5 the reference to "in writing" in Articles 46 and 47 shall include shareholder information produced or communicated by electronic medium;

89.3.2.6 the reference to "under the hand of the person" in Article 46 shall include the sending of forms of proxy by electronic medium;

89.3.2.7 the references to "deposited" in Article 47 and "lodge" in Article 71.1 in respect of the instruments appointing a proxy, shall include the depositing and lodging of forms of proxy, by electronic medium;

89.3.2.8 Article 93 shall not apply to shareholder information sent by electronic medium. For the purposes of this Article 89, shareholder information sent by electronic medium shall be sent to each member at the address notified in writing by the member to the company for this purpose;

89.3.2.9 the reference to "by post" in Articles 90 and 91 shall include the sending of shareholder information by electronic medium."

Reasons and effect for the special resolution
The reasons for and effect of special resolution number 3 are to amend the company's articles of association to permit the sending of notices, company information (including annual financial statements, group annual financial statements and group reports) and forms of proxy to members electronically and to allow members to deposit forms of proxy electronically; and, for this purpose, to make consequential amendments to other provisions in the articles of association which deal with writing, depositing, lodging, posting and the like in relation to the sending of such information and the depositing of forms of proxy. The effect of this resolution will be to allow the company to send notices, company information and forms of proxy electronically.

A copy of the existing memorandum and articles of association of the company may be inspected at the registered office of the company, 28 Sixth Street, Wynberg, Sandton, during normal business hours on any weekday (Saturdays, Sundays and official public holidays excluded).

Ordinary resolution number 3

7. Resolved that the board of directors be and it is hereby authorised in terms of Article 26.2 of the articles of association of the company to create and issue convertible debentures, debentures stock, bonds or other convertible instruments in the capital of the company, subject to such conversion and other terms and conditions as it may determine in its sole and absolute discretion but subject further at all times to the rules and requirements of the JSE.



Steinhoff
International Holdings Ltd

Notice of annual general meeting (continued)

Ordinary resolution number 4

8. Resolved that, subject to the passing of special resolutions numbers 1, 2 and 3 and ordinary resolutions numbers 1, 2 and 3 contained in the notice convening this annual general meeting, any director or secretary of the company, for the time being, be and is hereby authorised to take all such steps and sign all such documents and to do all such acts, matters and things for and on behalf of the company as may be necessary to give effect to the special and ordinary resolutions passed at this general meeting.

Voting

Each shareholder, whether present in person or by proxy, is entitled to attend and vote at the general meeting. A form of proxy in which is set out the relevant instructions for its completion is enclosed for use by any shareholder who is unable to attend the general meeting but wishes to be represented thereat. If you have dematerialised your shares with a Central Securities Depository Participant ("CSDP") or broker you must arrange with them to provide you with the necessary authorisation to attend the general meeting or you must instruct them as to how you wish to vote in this regard. This must be done in terms of the agreement entered into between you and the CSDP or broker. Any shareholder who completes and lodges a form of proxy will not be precluded from attending and voting at the general meeting to the exclusion of the proxy appointed by him.

Each shareholder is entitled to appoint one or more proxies (who need not be shareholders of the company) to attend, speak and vote in his/her stead. On a show of hands every shareholder who is present in person or by proxy shall have one vote and, on a poll, every shareholder present in person or by proxy shall have one vote for each share held by him/her. The forms of proxy should be completed and forwarded to reach the offices of the company's transfer secretaries at the address given below by not later than 13:00 on Wednesday, 27 November 2002.

By order of the board

S J Grobler
Company Secretary

1 November 2002

Registered office
28 Sixth Street
Wynberg
Sandton
2090
(PO Box 1955, Bramley, 2018)



Steinhoff
International Holdings Ltd



Proxy form

(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff" or "the company")



Steinhoff International Holdings Ltd

To: The Company Secretary
Steinhoff International Holdings Limited

For use only by shareholders who hold share certificates or who have dematerialised their certificates but who are registered in their own name in the company's sub-register.

For use at the annual general meeting of the holders of ordinary shares in the company ("Steinhoff shareholders") to be held at the head office of the company, 28 Sixth Street, Wynberg, Sandton, on Friday, 29 November 2002, at 13:00 ("the general meeting").

I/We

of

appoint (see note 1)

or failing him/her,

or failing him/her,

the chairman of the general meeting,
as my/our proxy to act for me/us at the general meeting for the purposes of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment thereof and to vote for and/or against the resolutions and/or abstain from voting in respect of the ordinary shares registered in my/our name/s in accordance with the following instructions:

Proxy in respect of: all/ number of shares held	In favour of	Against	Abstain
1. To receive and adopt the annual financial statements			
2.1 To re-elect to the board – K J Grove			
– F J Nel			
– D M van der Merwe			
2.2 To ratify the appointment of – J N S du Plessis			
– J F Mouton			
– F A Sonn			
3. Ordinary resolution number 1			
4. Ordinary resolution number 2			
5. Special resolution number 1			
6. Special resolution number 2			
7. Special resolution number 3			
8. Ordinary resolution number 3			

Signed at on 2002

Signature

Assisted by me (where applicable) (state capacity in full name)

Each Steinhoff shareholder is entitled to appoint one or more proxy(ies) (who need not be a shareholder(s) of the company) to attend, speak and vote in his/her stead at the general meeting.

Notes to the proxy

Steinhoff
International Holdings Ltd



NOTES

A Steinhoff shareholder may insert the name of a proxy or the names of two alternative proxies of his/her choice in the space(s) provided, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the Steinhoff shareholder concerned. The person whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.

A Steinhoff shareholder's instructions to the proxy must be shown by indicating, in the appropriate boxes provided, the manner in which that Steinhoff shareholder wishes to vote by inserting an "X" in the relevant box, unless a shareholder wishes to split his/her votes in which case the relevant numbers of shares to be so voted must be indicated in the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the Steinhoff shareholder's votes exercisable thereat. A Steinhoff shareholder or his/her proxy is not obliged to use all the votes exercisable by the Steinhoff shareholder or his/her proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the Steinhoff shareholder or by his/her proxy. Should a shareholder fail to complete the number of shares held, it will be deemed to have exercised the vote in respect of all shares held as recorded in the register.

Any shareholder who holds shares through a nominee or in dematerialised form may use this proxy to advise their nominee/broker/Central Security Depository Participant ("CSDP") of their voting instructions. However, should such member wish to attend the meeting, they will need to request their CSDP, broker or nominee to provide them with the necessary authority in terms of the agreement governing their relationship.

Forms of proxy and any power of attorney by virtue of which such proxy is signed (or a notarially certified copy of such power of attorney) must be lodged at or posted to the company's transfer secretaries or delivered to the Company Secretary, to be received by not later than 16:00 on Wednesday, 27 November 2002.

Any alternation or correction made to this form of proxy must be initialled by the signatory/ies.

Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the company's transfer secretaries or waived by the chairman of the general meeting.

The completion and lodging of this form of proxy will not preclude the relevant Steinhoff shareholders from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such Steinhoff shareholder wish to do so.

No facility currently exists for receiving forms of proxy by e-mail.

Voting instruction form



(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff" or "the company")



Steinhoff
International Holdings Ltd

To: ....
(name of shareholders' CSDP/broker)

Copy to: The Company Secretary
Steinhoff International Holdings Limited
(may also be faxed to +27 11 445 3094)

For use only by shareholders who have already dematerialised their share certificates and which shares are not registered in their own names (example in name of CSDP or broker/nominee)

For use in respect of the annual general meeting of the holders of ordinary shares in the company ("Steinhoff shareholders") to be held at the head office of the company, 28 Sixth Street, Wynberg, Sandton, on Friday, 29 November 2002, at 13:00 ("the general meeting").

Shareholders who have already dematerialised their shares may use this form to advise their Central Securities Depository Participant ("CSDP") or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should a shareholder wish to attend the meeting in person, written authority would be required from such CSDP or broker.

I/We

of

being a shareholder of the company, who has/have dematerialised my/our shares do hereby indicate below my/our voting instructions on the resolutions to be proposed at the general meeting:

Voting instructions in respect of .... number of shares		In favour of	Against	Abstain
1. To receive and adopt the annual financial statements				
2.1 To re-elect to the board	– K J Grove			
	– F J Nel			
	– D M van der Merwe			
2.2 To ratify the appointment of	– J N S du Plessis			
	– J F Mouton			
	– F A Sonn			
3. Ordinary resolution number 1				
4. Ordinary resolution number 2				
5. Special resolution number 1				
6. Special resolution number 2				
7. Special resolution number 3				
8. Ordinary resolution number 3				

Signed at on 2002

Signature

Assisted by me (where applicable) (state capacity in full name)

Notes to the voting instruction form

NOTES

Any shareholder who holds shares through a nominee or in dematerialised form must use this voting instruction form to advise their nominee/broker/Central Security Depository Participant ("CSDP") of their voting instructions and should not use the proxy form. However, should such member wish to attend the meeting, they will need to request their CSDP, broker or nominee to provide them with the necessary authority in terms of the agreement governing their relationship.

A shareholder's instructions to the CSDP/broker must be shown by indicating, in the appropriate boxes provided, the manner in which that shareholder wishes to vote by inserting an "X" in the relevant box, unless a shareholder wishes to split his/her votes in which case the relevant numbers of shares to be so voted must be indicated in the form to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the Steinhoff shareholder's votes exercisable thereat. A shareholder is not obliged to use all the votes exercisable by the shareholder, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the Steinhoff shareholder. Should a shareholder fail to complete the number of shares held, it will be deemed to have exercised the vote in respect of all shares held as recorded in the relevant register.

Voting instruction forms and power of attorney by virtue of which such instructions are signed (or a notarially certified copy of such power of attorney) must be sent to the CSDP or broker in terms of the agreements governing their relationship and preferably with a copy to be lodged at or posted to the company's transfer secretaries or delivered or faxed to the Company Secretary, the latter to be received by not later than 13:00 on Wednesday, 27 November 2002.

Any alternation or correction made to this form must be initialled by the signatory/ies.

Documentary evidence establishing the authority of a person signing this form in a representative capacity must be attached to this form unless previously recorded by the CSDP/broker or waived.

No facility currently exists for receiving these forms of instruction by e-mail.

Steinhoff
International Holdings Ltd





Corporate information

REGISTRATION NUMBER
1998/003951/06

Registered office of Steinhoff
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

WEBSITE
http://www.steinhoffinternational.com

SECRETARY
S J Grobler
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

AUDITORS
Deloitte & Touche, Chartered Accountants (SA)
221 Waterkloof Road
Waterkloof, 0181
(PO Box 11007, Hatfield, 0028)

TRANSFER SECRETARIES
Computershare Investor Services Limited
(Registration number 1987/003382/06)
Ground Floor, 70 Marshall Street
Johannesburg, 2001
(PO Box 7184, Johannesburg, 2000)

COMMERCIAL BANK
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)
Ground Floor, 3 Simmonds Street
Johannesburg, 2001
(PO Box 61150, Marshalltown, 2107)

SPONSOR
Gensec Bank Limited
3A Summit Road
Dunkeld West
Johannesburg, 2196
(PO Box 411420, Craighall, 2024)

GRAPHICOR 26993

Steinhoff

International Holdings Ltd

